EIGHTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT

This Eighth Amendment to Amended and Restated Credit Agreement (herein, the *"Amendment"*), dated as of June 30, 2015 among FCStone, LLC, an Iowa limited liability company (the *"Existing Borrower"*), INTL FCStone Securities Inc., a Florida corporation (*"FCStone Securities"*), the Guarantors party hereto, the financial institutions party hereto, as Lenders (the *"Lenders"*), and Bank of Montreal, as Administrative Agent for the Lenders (the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A.   The Existing Borrower, the Guarantors, the Lenders and the Administrative Agent entered into an Amended and Restated Credit Agreement dated as of June 21, 2010, as amended (the *"Credit Agreement"*). All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

B.   FCStone Group, Inc. (the *"Parent"*) is transferring all of the outstanding equity interest in the Existing Borrower. Thereafter, the Existing Borrower will be merged with and into FCStone Securities with FCStone Securities as the surviving corporation (the *"Merger"*) and the Parent shall no longer be Guarantor under the Credit Agreement (together with the Merger, the *"Transaction"*). Upon consummation of the foregoing Transaction, FCStone Securities shall change its name to INTL FCStone Financial Inc.

C.   The Existing Borrower has requested that the Lenders allow FCStone Securities become a Borrower under this Agreement, consent to the merger of the Existing Borrower into FCStone Securities, remove the Parent as a Guarantor, and make certain other amendments to the Credit Agreement, and the Lenders are willing to do so under the terms and conditions set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1.   AMENDMENT.

Subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement shall be and hereby is amended to incorporate the changes reflected on Exhibit A hereto.

SECTION 2.   CONSENT.

The Administrative Agent and the Lenders hereby consent to (i) the Merger and FCStone Securities becoming the Borrower under the Credit Agreement and (ii) the release of the Parent as a Guarantor. Upon consummation of the Transaction, any reference in the Credit Agreement and the other Loan Documents to the Guarantors shall no longer be deemed to mean the Parent, and

(iii) except for indemnification and similar contingent obligations which by their terms expressly survive the termination of the Credit Agreement, the Parent shall be released from its obligations under the Credit Agreement.

SECTION 3.   CONDITIONS PRECEDENT.

The effectiveness of this Amendment is subject to the satisfaction of all of the following conditions precedent:

3.1.   The Existing Borrower, the New Borrower, the Guarantors, the Administrative Agent and the Lenders shall have executed and delivered this Amendment.

3.2.   The Administrative Agent shall have received copies of FCStone Securities' articles of incorporation and bylaws (or comparable organizational documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary.

3.3.   The Administrative Agent shall have received copies of resolutions of FCStone Securities' Board of Directors (or similar governing body) authorizing the execution, delivery and performance of the Credit Agreement, as amended by this Amendment, and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on the FCStone Securities' behalf, all certified in each instance by its Secretary or Assistant Secretary.

3.4.   The Administrative Agent shall have received copies of the certificates of good standing for FCStone Securities (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of the state of its incorporation or organization and of each state in which it is qualified to do business as a foreign corporation or organization.

3.5.   The Administrative Agent shall have received a list of FCStone Securities' Authorized Representatives.

3.6.   The Administrative Agent shall have received a (i) copy of the plan of reorganization relating to the Merger, which such plan of reorganization shall be in form and substance satisfactory to the Administrative Agent, and (ii) evidence that the Merger has been consummated.

3.7.   Each Lender shall have received such evaluations and certifications as it may reasonably require in order to satisfy itself as to the financial condition of the FCStone Securities, and the lack of material contingent liabilities of FCStone Securities.

3.8.   The Administrative Agent shall have received financing statement, tax, and judgment lien search results against the Property of the FCStone Securities evidencing the absence of Liens on its Property except as permitted by Section 8.8 of the Credit Agreement.

3.9.   The Administrative Agent shall have received pay-off and lien release letters from secured creditors of FCStone Securities setting forth, among other things, the total amount of indebtedness outstanding and owing to them (or outstanding letters of credit issued for the account of FCStone Securities') and containing an undertaking to cause to be delivered to the Administrative Agent UCC termination statements and any other lien release instruments necessary to release their Liens on the assets of FCStone Securities, which pay-off and lien release letters shall be in form and substance acceptable to the Administrative Agent.

3.10.   The Administrative Agent shall have received the favorable written opinion of counsel to FCStone Securities, in form and substance satisfactory to the Administrative Agent.

3.11.   The Administrative Agent shall have received copies of all documents evidencing subordinated debt and the preferred equity of FCStone Securities, each of which shall be in form and substance acceptable to the Agent.

3.12.   The Administrative Agent shall have received a fully executed Internal Revenue Service Form W-9 for FCStone Securities.

3.13.   The Administrative Agent shall have received such other agreements, instruments, documents, certificates, and opinions as the Administrative Agent may reasonably request.

3.14.   Legal matters incident to the execution and delivery of this Amendment shall be satisfactory to the Administrative Agent and its counsel.

3.15.   The Administrative Agent shall have received copies (executed or certified, as may be appropriate) of all legal documents or proceedings taken in connection with the execution and delivery of this Amendment to the extent the Administrative Agent or its counsel may reasonably request.

SECTION 4.   REPRESENTATIONS.

In order to induce the Administrative Agent and the Lenders to execute and deliver this Amendment, the Existing Borrower, the New Borrower and each Guarantor hereby represents to the Administrative Agent and to the Lenders that as of the date hereof (a) the representations and warranties set forth in Section 6 of the Credit Agreement are and shall be and remain true and correct in all material respects (except to the extent that such representations and warranties relate to an earlier date) and (b) they are in compliance with the terms and conditions of the Credit Agreement and no Default or Event of Default has occurred and is continuing under the Credit Agreement or shall result after giving effect to this Amendment.

SECTION 5. MISCELLANEOUS.

5.1.   Except as specifically consented to herein, the Credit Agreement shall continue in full force and effect in accordance with its original terms. Reference to this specific Amendment need not be made in the Credit Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement, as amended by this Amendment.

5.2.   The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

5.3.   Each Guarantor hereby agrees and confirms that its guaranty set forth in Section 11 of the Credit Agreement, and all obligations of such Guarantor thereunder (other than the Parent), remains in full force and effect and, without limiting the foregoing, such Guarantor (other than the Parent) acknowledges and agrees that such guaranty shall include all present and future Obligations of FCStone Securities as if FCStone Securities was the original Borrower under the Credit Agreement.

5.4.   This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. Delivery of a counterpart hereof by facsimile transmission or by e-mail transmission of an Adobe portable document format file (also known as a "PDF" file) shall be effective as delivery of a manually executed counterpart hereof. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Illinois.

[SIGNATURE PAGE TO FOLLOW]

This Amendment to Credit Agreement is entered into as of the date and year first above written.

"EXISTING BORROWER"

FCSTONE, LLC

By   */s/ William J. Dunaway*
    Name   William J. Dunaway
    Title   CFO

"NEW BORROWER"

INTL FCSTONE SECURITIES INC.

By   */s/ Sean O'Connor*
    Name   Sean O'Connor
    Title   CEO

By   */s/ Mark Paverman*
    Name   Mark Paverman
    Title   CCO

"GUARANTORS"

FCSTONE GROUP, INC.

By   */s/ William J. Dunaway*
    Name   William J. Dunaway
    Title   CFO

INTL FCSTONE, INC.

By   */s/ Sean O'Connor*
    Name   Sean O'Connor
    Title   CEO

By   */s/ William J. Dunaway*
    Name   William J. Dunaway
    Title   CFO

Accepted and agreed to.

BANK OF MONTREAL, as Administrative Agent

By   */s/ Scott M. Ferris*
    Name: Scott M. Ferris
    Title   Managing Director

BMO HARRIS FINANCING, INC., as a Lender

By   */s/ Scott M. Ferris*
    Name   Scott M. Ferris
    Title   Managing Director

Exhibit A

~~CONFORMED~~ AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF JUNE 21, 2010

AMONG

INTL FCSTONE~~, LLC~~ FINANCIAL INC.,

THE GUARANTORS FROM TIME TO TIME PARTIES HERETO,

THE LENDERS FROM TIME TO TIME PARTIES HERETO,

AND

BANK OF MONTREAL, AS ADMINISTRATIVE AGENT

BMO CAPITAL MARKETS,
AS SOLE-LEAD ARRANGER AND BOOK RUNNER

TABLE OF CONTENTS

AMENDED AND RESTATED CREDIT AGREEMENT

This Amended and Restated Credit Agreement is entered into as of June 21, 2010, by and among INTL FCStone Financial Inc., a Florida corporation (f/k/a INTL FCStone Securities Inc.), as successor by merger to FCStone, LLC, an Iowa limited liability company (the *"Borrower"*), INTL FCStone Inc., a Delaware corporation (f/k/a *"International Assets Holding Corporation, a Delaware corporation ("Holdings"), FCStone Group, Inc., a Delaware Corporation (the "Parent") and Borrower Subsidiaries (as hereinafter defined), as Guarantors"* and referred to herein as *"Holdings"*), as a Guarantor, the several financial institutions from time to time party to this Agreement, as Lenders, and BANK OF MONTREAL, a Canadian chartered bank acting through its Chicago branch, as Administrative Agent as provided herein. All capitalized terms used herein without definition shall have the same meanings herein as such terms are defined in Section 5.1 hereof.

PRELIMINARY STATEMENT

The Borrower, the Parent, the Guarantors, the Lenders and the Administrative Agent are currently party to that certain Credit Agreement dated as of July 23, 2008 (as amended, the *"Existing Credit Agreement"*). The Borrower has requested that certain amendments be made to the Existing Credit Agreement and that the Existing Credit Agreement be amended and restated as follows.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.   THE CREDIT FACILITIES.

Section 1.1.   Commitments. Subject to the terms and conditions hereof, each Lender, by its acceptance hereof, severally agrees to make a loan or loans (individually a *"Revolving Loan"* and collectively for all the Lenders the *"Revolving Loans"*) in U.S. Dollars to the Borrower from time to time on a revolving basis up to the amount of such Lender's Commitment, subject to any reductions thereof pursuant to the terms hereof, before the Termination Date. The sum of the aggregate principal amount of Revolving Loans and Swing Loans, at any time outstanding shall not exceed the Commitments in effect at such time. Each Borrowing of Revolving Loans shall be made ratably by the Lenders in proportion to their respective Percentages. Revolving Loans may be repaid and the principal amount thereof reborrowed before the Termination Date, subject to the terms and conditions hereof.

Section 1.2.   Interest Rates. (a) Each Revolving Loan made or maintained by a Lender shall bear interest (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin plus the Base Rate from time to time in effect, payable by the Borrower on each Interest Payment Date and at maturity (whether by acceleration or otherwise).

(b)   *Rate Determinations.*   The Administrative Agent shall determine each interest rate applicable to the Loans hereunder, and its determination thereof shall be conclusive and binding except in the case of manifest error.

Section 1.3.   *Minimum Borrowing Amounts*.   Each Borrowing of Revolving Loans shall be in an amount not less than $5,000,000.

Section 1.4.   *Manner of Borrowing Loans*.

(a)   *Notice to the Administrative Agent.*   The Borrower shall give notice to the Administrative Agent by no later than 2:00 p.m. (Chicago time) on the date the Borrower requests the Lenders to advance a Borrowing of Revolving Loans. The Borrower shall give all such notices requesting the advance of a Borrowing to the Administrative Agent by telephone, telecopy, or other telecommunication device acceptable to the Administrative Agent (which notice shall be irrevocable once given and, if by telephone, shall be promptly confirmed in writing), substantially in the form attached hereto as Exhibit A (Notice of Borrowing), or in such other form acceptable to the Administrative Agent. All such notices concerning the advance of a Borrowing shall specify the date of the requested advance of a Borrowing (which shall be a Business Day) and the amount of the requested Borrowing to be advanced. The Borrower agrees that the Administrative Agent may rely on any such telephonic, telecopy or other telecommunication notice given by any person the Administrative Agent in good faith believes is an Authorized Representative without the necessity of independent investigation, and in the event any such notice by telephone conflicts with any written confirmation such telephonic notice shall govern if the Administrative Agent has acted in reliance thereon.

(b)   *Notice to the Lenders*.   The Administrative Agent shall give prompt telephonic, telecopy or other telecommunication notice to each Lender of any notice from the Borrower received pursuant to Section 1.4(a) above.

(c)   *Disbursement of Loans*.   Not later than 4:00 p.m. (Chicago time) on the date of any requested advance of a new Borrowing, subject to Section 7 hereof, each Lender shall make available its Revolving Loan comprising part of such Borrowing in funds immediately available at the principal office of the Administrative Agent in Chicago, Illinois (or at such other location as the Administrative Agent shall designate). The Administrative Agent shall make the proceeds of each new Borrowing available to the Borrower at the Administrative Agent's principal office in Chicago, Illinois (or at such other location as the Administrative Agent shall designate), by depositing or wire transferring such proceeds to the credit of the Borrower's Designated Disbursement Account or as the Borrower and the Administrative Agent may otherwise agree.

(d)   *Administrative Agent Reliance on Lender Funding.*   Unless the Administrative Agent shall have been notified by a Lender prior to (or, in the case of a Borrowing of Revolving Loans, by 4:00 p.m. (Chicago time) on) the date on which such Lender is scheduled to make payment to the Administrative Agent of the proceeds of a Revolving Loan (which notice shall be effective upon receipt) that such Lender does not intend to make such payment, the Administrative Agent may assume that such Lender has made such payment when due and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to the

Borrower the proceeds of the Loan to be made by such Lender and, if any Lender has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, pay to the Administrative Agent the amount made available to the Borrower attributable to such Lender together with interest thereon in respect of each day during the period commencing on the date such amount was made available to the Borrower and ending on (but excluding) the date such Lender pays such amount to the Administrative Agent at a rate per annum equal to: (i) from the date the related advance was made by the Administrative Agent to the date two (2) Business Days after payment by such Lender is due hereunder, the Federal Funds Rate for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Lender to the date such payment is made by such Lender, the Base Rate in effect for each such day. If such amount is not received from such Lender by the Administrative Agent immediately upon demand, the Borrower will, on demand, repay to the Administrative Agent the proceeds of the Loan attributable to such Lender with interest thereon at a rate per annum equal to the interest rate applicable to the relevant Loan.

Section 1.5.   *Swing Loans*. (a) *Generally.* Subject to the terms and conditions hereof, as part of the Credit, the Swing Line Lender may, in its discretion, make loans in U.S. Dollars to the Borrower under the Swing Line (individually a *"Swing Loan"* and collectively the *"Swing Loans"*) which shall not in the aggregate at any time outstanding exceed the Swing Line Sublimit. Swing Loans may be availed of from time to time and borrowings thereunder may be repaid and used again during the period ending on the Termination Date. Each Swing Loan shall be in a minimum amount of $1,000,000.

(b)   *Interest on Swing Loans*. Each Swing Loan shall bear interest until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin plus the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days elapsed). Interest on each Swing Loan shall be due and payable by the Borrower on each Interest Payment Date and at maturity (whether by acceleration or otherwise).

(c)   *Requests for Swing Loans*. The Borrower shall give the Administrative Agent prior notice (which may be written or oral) no later than 2:00 p.m. (Chicago time) (or such later time as agreed upon by the Borrower, the Administrative Agent and the Swing Line Lender) on the date upon which the Borrower requests that any Swing Loan be made, of the amount and date of such Swing Loan. The Administrative Agent shall promptly advise the Swing Line Lender of any such notice received from the Borrower. Subject to the terms and conditions hereof, the proceeds of each Swing Loan extended to the Borrower shall be deposited or otherwise wire transferred to the Borrower's Designated Disbursement Account or as the Borrower, the Administrative Agent, and the Swing Line Lender may otherwise agree. Anything contained in the foregoing to the contrary notwithstanding, the undertaking of the Swing Line Lender to make Swing Loans shall be subject to all of the terms and conditions of this Agreement (provided that the Swing Line Lender shall be entitled to assume that the conditions precedent to an advance of any Swing Loan have been satisfied unless notified to the contrary by the Administrative Agent or any Lenders).

(d)   *Refunding Loans*. In its sole and absolute discretion, the Swing Line Lender may at any time, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to act on its behalf for such purpose) and with notice to the Borrower and the Administrative Agent, request each Lender to make a Revolving Loan in an amount equal to such Lender's Percentage of the amount of the Swing Loans outstanding on the date such notice is given. Unless an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower, regardless of the existence of any other Event of Default, each Lender shall make the proceeds of its requested Revolving Loan available to the Administrative Agent for the account of the Swing Line Lender), in immediately available funds, at the Administrative Agent's office in Chicago, Illinois (or such other location designated by the Administrative Agent), before 12:00 Noon (Chicago time) on the Business Day following the day such notice is given. The Administrative Agent shall promptly remit the proceeds of such Borrowing to the Swing Line Lender to repay the outstanding Swing Loans.

(e) *Participations.* If any Lender refuses or otherwise fails to make a Revolving Loan when requested by the Swing Line Lender pursuant to Section 1.5(d) above (because an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower or otherwise), such Lender will, by the time and in the manner such Revolving Loan was to have been funded to the Swing Line Lender, purchase from the Swing Line Lender an undivided participating interest in the outstanding Swing Loans in an amount equal to its Percentage of the aggregate principal amount of Swing Loans that were to have been repaid with such Revolving Loans. Each Lender that so purchases a participation in a Swing Loan shall thereafter be entitled to receive its Percentage of each payment of principal received on the Swing Loan and of interest received thereon accruing from the date such Lender funded to the Swing Line Lender its participation in such Loan. The several obligations of the Lenders under this Section shall be absolute, irrevocable, and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment which any Lender may have or have had against the Borrower, any other Lender, or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of the Commitments of any Lender, and each payment made by a Lender under this Section shall be made without any offset, abatement, withholding, or reduction whatsoever.

Section 1.6. *Maturity of Loans.* *Revolving Loans and Swing Loans.* Each Revolving Loan and Swing Loan, both for principal and interest not sooner paid, shall mature and be due and payable by the Borrower on the Termination Date.

Section 1.7. *Prepayments.* (a) *Optional*. The Borrower may prepay in whole or in part (but, if in part, then: (i) in an amount not less than $1,000,000, and (ii) in an amount such that the minimum amount required for a Borrowing pursuant to Section 1.3 and 1.5 hereof remains outstanding) with notice delivered by the Borrower to the Administrative Agent no later than 2:00 p.m. (Chicago time) on the date of prepayment (or, in any case, such shorter period of time then agreed to by the Administrative Agent), such prepayment to be made by the payment of the principal amount to be prepaid.

(b) *Mandatory*. (i) If at any time any Revolving Loan or Swing Loan remains outstanding for five (5) or more Business Days after such Revolving Loan or Swing Loan was advanced by the Lenders, the Borrower shall immediately and without notice or demand pay over the amount of such Revolving Loan or Swing Loan to the Administrative Agent for the account of the Lenders as and for a mandatory prepayment on such Obligations.

(ii) The Borrower shall, on each date the Commitments are reduced pursuant to Section 1.10 hereof, prepay the Revolving Loans and Swing Loans, by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Revolving Loans and Swing Loans then outstanding to the amount to which the Commitments have been so reduced.

(c) Any amount of Revolving Loans and Swing Loans paid or prepaid before the Termination Date may, subject to the terms and conditions of this Agreement, be borrowed, repaid and borrowed again.

Section 1.8. Default Rate. Notwithstanding anything to the contrary contained herein, while any Event of Default exists or after acceleration, the Borrower shall pay interest (after as well as before entry of judgment thereon to the extent permitted by law) on the principal amount of all Loans at a rate per annum equal to the sum of 2.0% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect; *provided, however,* that in the absence of acceleration, any adjustments pursuant to this Section shall be made at the election of the Administrative Agent, acting at the request or with the consent of the Required Lenders, with written notice to the Borrower. While any Event of Default exists or after acceleration, interest shall be paid on demand of the Administrative Agent at the request or with the consent of the Required Lenders.

Section 1.9. Evidence of Indebtedness. (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) The Administrative Agent shall also maintain accounts in which it will record (i) the amount of each Loan made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender's share thereof.

(c) The entries maintained in the accounts maintained pursuant to paragraphs (a) and (b) above shall be *prima facie* evidence of the existence and amounts of the Obligations therein recorded; *provided, however,* that the failure of the Administrative Agent or any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Obligations in accordance with their terms.

(d) Any Lender may request that its Loans be evidenced by a promissory note or notes in the forms of Exhibit B-1 (in the case of its Revolving Loans and referred to herein as a *"Revolving Note"*), or B-2 (in the case of its Swing Loans and referred to herein as a *"Swing Note"*), as applicable (the Revolving Notes, and Swing Note being hereinafter referred to collectively as the *"Notes"* and individually as a *"Note"*). In such event, the Borrower shall prepare, execute and deliver to such Lender a Note payable to such Lender or its registered assigns in the amount of the relevant Commitment, or Swing Line Sublimit, as applicable. Thereafter, the Loans evidenced by such Note or Notes and interest thereon shall at all times (including after any assignment pursuant to Section 12.12) be represented by one or more Notes payable to the order of the payee named therein or any assignee pursuant to Section 12.12, except to the extent that any such Lender or assignee subsequently returns any such Note for cancellation and requests that such Loans once again be evidenced as described in subsections (a) and (b) above.

Section 1.10.   Commitment Terminations. The Borrower shall have the right at any time and from time to time, upon five (5) Business Days prior written notice to the Administrative Agent (or such shorter period of time agreed to by the Administrative Agent), to terminate the Commitments without premium or penalty and in whole or in part, any partial termination to be (i) in an amount not less than $10,000,000 or such greater amount which is an integral multiple of $1,000,000, and (ii) allocated ratably among the Lenders in proportion to their respective Percentages, provided that the Commitments may not be reduced to an amount less than the sum of the aggregate principal amount of Revolving Loans and Swing Loans then outstanding. Any termination of the Commitments below or the Swing Line Sublimit then in effect shall reduce the Swing Line Sublimit by a like amount. The Administrative Agent shall give prompt notice to each Lender of any such termination of the Commitments. Any termination of the Commitments pursuant to this Section 1.10 may not be reinstated.

Section 1.11.   Substitution of Lenders. In the event (a) any Lender is then a Defaulting Lender or such Lender is a Subsidiary or Affiliate of a Person who has been deemed insolvent or becomes the subject of a bankruptcy or insolvency proceeding or a receiver or conservator has been appointed for any such Person, or (b) a Lender fails to consent to an amendment or waiver requested under Section 12.13 hereof at a time when the Required Lenders have approved such amendment or waiver (any such Lender referred to in clause (a) or (b) above being hereinafter referred to as an *"Affected Lender"*), the Borrower may, in addition to any other rights the Borrower may have hereunder or under applicable law, require, at its expense, any such Affected Lender to assign, at par, without recourse, all of its interest, rights, and obligations hereunder (including all of its Commitments and the Loans and other amounts at any time owing to it hereunder and the other Loan Documents) to an Eligible Assignee specified by the Borrower, *provided* that (i) such assignment shall not conflict with or violate any law, rule or regulation or order of any court or other governmental authority, (ii) the Borrower shall have paid to the Affected Lender all monies other than such principal owing to it hereunder, and (iii) the assignment is entered into in accordance with, and subject to the consents required by, Section 12.12 hereof (provided any assignment fees and reimbursable expenses due thereunder shall be paid by the Borrower).

Section 1.12.   Increase in Commitments.   The Borrower may from time to time in consultation with the Administrative Agent, on any Business Day prior to the Termination Date so long as no Event of Default exists, increase the aggregate amount of the Commitments by delivering a Commitment Amount Increase Request at least 10 Business Days prior to the desired effective date of such increase (the *"Commitment Amount Increase"*) identifying the additional Commitments for existing Lender(s) agreeing to increase its/their Commitment(s) (or identifying one or more additional Lender(s) and the amount of its/their Commitment(s)); *provided, however,* that (i) the aggregate of all Commitment Amount Increases shall not exceed $75,000,000, (ii) the aggregate amount of the Commitments shall not at any time exceed $150,000,000, (iii) any increase of the aggregate amount of the Commitments shall be in an amount not less than $10,000,000 and (iv) if the Borrower invites additional Lenders to join this Agreement, such additional Lenders shall enter into such joinder agreements to give effect thereto as the Administrative Agent may reasonably request. The effective date of any Commitment Amount Increase shall be agreed upon by the Borrower and the Administrative Agent. Upon the effectiveness thereof, the new Lender(s) (or, if applicable, existing Lender(s)) shall advance Revolving Loans, or the existing Lenders shall make such assignments (which assignments shall not be subject to the requirements set forth in Section 12.12) of the outstanding Revolving Loans to the Lenders providing the Commitment Amount Increase so that, after giving effect to such assignments, each Lender (including the Lenders providing the Commitment Amount Increase) will hold Revolving Loans equal to its Percentage of all outstanding Revolving Loans. The Borrower agrees to pay any reasonable expenses of the Administrative Agent relating to any Commitment Amount Increase. Notwithstanding anything herein to the contrary, no Lender shall have any obligation to increase its Commitment and no Lender's Commitment shall be increased without its consent thereto, and each Lender may at its option, unconditionally and without cause, decline to increase its Commitment.

Section 1.13. Defaulting Lenders. Anything contained herein to the contrary notwithstanding, in the event that any Lender at any time is a Defaulting Lender, then (a) during any Defaulting Lender Period with respect to such Defaulting Lender, such Defaulting Lender shall be deemed not to be a *"Lender"* for purposes of voting on any matters (including the granting of any consents or waivers) with respect to any of the Loan Documents and such Defaulting Lender's Commitments shall be excluded for purposes of determining *"Required Lenders"* (provided that the foregoing shall not permit an increase in such Lender's Commitments or an extension of the maturity date of such Lender's Loans or other Obligations without such Lender's consent); (b) to the extent permitted by applicable law, until such time as the Defaulting Lender Excess with respect to such Defaulting Lender shall have been reduced to zero, any voluntary prepayment of the Loans shall, if the Administrative Agent so directs at the time of making such voluntary prepayment, be applied to the Loans of other Lenders as if such Defaulting Lender had no Loans outstanding; (c) such Defaulting Lender's Commitments and outstanding Loans shall be excluded for purposes of calculating any commitment fee payable to Lenders pursuant to Section 2.1 in respect of any day during any Defaulting Lender Period with respect to such Defaulting Lender, and such Defaulting Lender shall not be entitled to receive any fee pursuant to Section 2.1 with respect to such Defaulting Lender's Commitment in respect of any Defaulting Lender Period with respect to such Defaulting Lender; and (d) the utilization of Commitments as at any date of determination shall be calculated as if such Defaulting Lender had funded all Loans of such Defaulting Lender. No Commitment of any Lender shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 1.13, performance by the Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of the operation of this Section 1.13. The rights and remedies against a Defaulting Lender under this Section 1.13 are in addition to other rights and remedies which the Borrower may have against such Defaulting Lender and which the Administrative Agent or any Lender may have against such Defaulting Lender.

SECTION 2.   FEES.

Section 2.1.   Fees.

(a)   *Commitment Fee*. The Borrower shall pay to the Administrative Agent for the ratable account of the Lenders in accordance with their Percentages a commitment fee at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 360 days and the actual number of days elapsed) on the average daily Unused Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each March, June, September, and December in each year (commencing on the first such date occurring after the date hereof) and on the Termination Date, unless the Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.

(b)   *Administrative Agent Fees*. The Borrower shall pay to the Administrative Agent, for its own use and benefit, the fees agreed to between the Administrative Agent and the Borrower in a fee letter dated June 21, 2010, or as otherwise agreed to in writing between them.

SECTION 3.   PLACE AND APPLICATION OF PAYMENTS.

Section 3.1.   Place and Application of Payments. All payments of principal of and interest on the Loans and of all other Obligations payable by the Borrower under this Agreement and the other Loan Documents, shall be made by the Borrower to the Administrative Agent by no later than 2:00 p.m. (Chicago time) on the due date thereof at the office of the Administrative Agent in Chicago, Illinois (or such other location as the Administrative Agent may designate to the Borrower), for the benefit of the Lender(s) entitled thereto. Any payments received after such time shall be deemed to have been received by the Administrative Agent on the next Business Day. All such payments shall be made in U.S. Dollars, in immediately available funds at the place of payment, in each case without set-off or counterclaim. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest on Loans ratably to the Lenders and like funds relating to the payment of any other amount payable to any Lender to such Lender, in each case to be applied in accordance with the terms of this Agreement. If the Administrative Agent causes amounts to be distributed to the Lenders in reliance upon the assumption that the Borrower will make a scheduled payment and such scheduled payment is not so made, each Lender shall, on demand, repay to the Administrative Agent the amount distributed to such Lender together with interest thereon in respect of each day during the period commencing on the date such amount was distributed to such Lender and ending on (but excluding) the date such Lender repays such amount to the Administrative Agent, at a rate per annum equal to: (i) from the date the related advance was made by the Administrative Agent to the date two (2) Business Days after payment by such Lender is due hereunder, the Federal Funds Rate for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Lender to the date such payment is made by such Lender, the Base Rate in effect for each such day.

Anything contained herein to the contrary notwithstanding (including, without limitation, Section 1.7(b) hereof), all payments and collections received in respect of the Obligations by the

Administrative Agent or any of the Lenders after acceleration or the final maturity of the Obligations or termination of the Commitments as a result of an Event of Default shall be remitted to the Administrative Agent and distributed as follows:

(a) first, to the payment of any outstanding costs and expenses incurred by the Administrative Agent in protecting, preserving or enforcing rights under the Loan Documents, and in any event including all costs and expenses of a character which the Borrower has agreed to pay the Administrative Agent under Section 12.15 hereof (such funds to be retained by the Administrative Agent for its own account unless it has previously been reimbursed for such costs and expenses by the Lenders, in which event such amounts shall be remitted to the Lenders to reimburse them for payments theretofore made to the Administrative Agent);

(b) second, to the payment of the Swing Loans, both for principal and accrued but unpaid interest;

(c) third, to the payment of any outstanding interest and fees due under the Loan Documents to be allocated pro rata in accordance with the aggregate unpaid amounts owing to each holder thereof;

(d) fourth, to the payment of principal on the Revolving Loans, to be allocated pro rata in accordance with the aggregate unpaid amounts owing to each holder thereof;

(e) fifth, to the payment of all other unpaid Obligations and all other indebtedness, obligations, and liabilities of Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries of the Borrower evidenced by the Loan Documents to be allocated pro rata in accordance with the aggregate unpaid amounts owing to each holder thereof; and

(f) finally, to the Borrower or whoever else may be lawfully entitled thereto.

Section 3.2. *Account Debit*.   The Borrower hereby irrevocably authorizes the Administrative Agent to charge any of the Borrower's deposit accounts maintained with the Administrative Agent for the amounts from time to time necessary to pay any then due Obligations; *provided* that the Borrower acknowledges and agrees that the Administrative Agent shall not be under an obligation to do so and the Administrative Agent shall not incur any liability to the Borrower or any other Person for the Administrative Agent's failure to do so.

SECTION 4.   GUARANTIES.

Section 4.1. *Guaranties*. The payment and performance of the Obligations shall at all times be guaranteed by Holdings~~, the Parent~~ and each direct and indirect Domestic ~~Borrower~~ Subsidiary of the Borrower (other than any Domestic ~~Borrower~~ Subsidiary that is an Immaterial ~~Borrower~~ Subsidiary) pursuant to Section 11 hereof or pursuant to one or more guaranty agreements in form and substance acceptable to the Administrative Agent, as the same may be amended, modified or supplemented from time to time (individually a *"Guaranty"* and collectively the *"Guaranties"* and each Holdings~~, the Parent~~ and such ~~Borrower~~ Subsidiary executing and delivering this Agreement as a Guarantor (including any ~~Borrower~~ Subsidiary hereafter executing and delivering an Additional Guarantor Supplement in the form called for by Section 11 hereof) or a separate Guaranty being referred to herein as a *"Guarantor"* and collectively the *"Guarantors"*).

Section 4.2.   *Further Assurances*. In the event the Borrower or any Guarantor forms or acquires any other Domestic ~~Borrower~~ Subsidiary after the date hereof, except as otherwise provided in Section 4.1 above, the Borrower shall promptly upon such formation or acquisition cause such newly formed or acquired Domestic ~~Borrower~~ Subsidiary to execute a Guaranty as the Administrative Agent may then require, and the Borrower shall also deliver to the Administrative Agent, or cause such Domestic ~~Borrower~~ Subsidiary to deliver to the Administrative Agent, at the Borrower's cost and expense, such other instruments, documents, certificates, and opinions reasonably required by the Administrative Agent in connection therewith.

SECTION 5.   DEFINITIONS; INTERPRETATION.

Section 5.1.   *Definitions*. The following terms when used herein shall have the following meanings:

"Administrative Agent" means Bank of Montreal, in its capacity as Administrative Agent hereunder, and any successor in such capacity pursuant to Section 10.7 hereof.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, another Person. A Person shall be deemed to control another Person for purposes of this definition if such Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of the other Person, whether through the ownership of voting securities, common directors, trustees or officers, by contract or otherwise; *provided that*, in any event for purposes of this definition, any Person that owns, directly or indirectly, 5% or more of the securities having the ordinary voting power for the election of directors or governing body of a corporation or 5% or more of the partnership or other ownership interest of any other Person (other than as a limited partner of such other Person) will be deemed to control such corporation or other Person.

"Agreement" means this Amended and Restated Credit Agreement, as the same may be amended, modified, restated or supplemented from time to time pursuant to the terms hereof.

"Applicable Margin" means (i) with respect to Loans, 2.00% per annum and (ii) with respect to commitment fees set forth in Section 2.1(a) hereof, 0.50% per annum.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.12 hereof), and accepted by the Administrative Agent, in substantially the form of Exhibit E or any other form approved by the Administrative Agent.

"Authorized Representative" means those persons shown on the list of officers provided by the Borrower pursuant to Section 7.2 hereof or on any update of any such list provided by the Borrower to the Administrative Agent, or any further or different officers of the Borrower so named by any Authorized Representative of the Borrower in a written notice to the Administrative Agent.

"Base Rate" means, for any day, the rate per annum equal to the greatest of: (a) the rate of interest announced or otherwise established by the Administrative Agent from time to time as its prime commercial rate, or its equivalent, for U.S. Dollar loans to borrowers located in the United States as in effect on such day, with any change in the Base Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (it being acknowledged and agreed that such rate may not be the Administrative Agent's best or lowest rate), (b) the Federal Funds Rate *plus* 1/2 of 1%, and (c) the LIBOR Quoted Rate for such day *plus* 1.00%.

"Borrower" is defined in the introductory paragraph of this Agreement.

~~*"Borrower Subsidiary"* means a Subsidiary of the Borrower or of any of its direct or indirect Subsidiaries.~~

"Borrowing" means the total of Loans advanced under the Commitments. Borrowings of Loans are made and maintained ratably from each of the Lenders under a Credit according to their Percentages of such Credit. A Borrowing is *"advanced"* on the day Lenders advance funds comprising such Borrowing to the Borrower. Borrowings of Swing Loans are made by the Swing Line Lender in accordance with the procedures set forth in Section 1.5 hereof.

"Business Day" means any day (other than a Saturday or Sunday) on which banks are not authorized or required to close in Chicago, Illinois.

"Capital Lease" means any lease of Property which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee.

"Capitalized Lease Obligation" means, for any Person, the amount of the liability shown on the balance sheet of such Person in respect of a Capital Lease determined in accordance with GAAP.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; *provided* that

notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and all requests, rules, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a *"Change in Law"*, regardless of the date enacted, adopted or issued

"Change of Control" means any of (a) the acquisition by any *"person"* or *"group"* (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) at any time of beneficial ownership of 30% or more of the outstanding capital stock or other equity interests of the Holdings on a fully-diluted basis, (b) Holdings ceases to own, legally and beneficially, 100% of the Voting Stock of the ~~Parent, (b) the Parent ceases to own, legally and beneficially, 100% of the equity interests of the~~ Borrower, or (c~~) Holdings fails to have the right to appoint a majority of the board of directors (or similar governing body) of the Parent and of the Borrower, or (d~~) any "Change of Control" (or words of like import), as defined in any agreement or indenture relating to any issue of Indebtedness for Borrowed Money of Holdings, ~~the Parent~~ the Borrower or any ~~Borrower~~ Subsidiary, shall occur.

"Closing Date" means the date of this Agreement or such later Business Day upon which each condition described in Section 7.2 shall be satisfied or waived in a manner acceptable to the Administrative Agent in its discretion.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.

"Commitment" means, as to any Lender, the obligation of such Lender to make Revolving Loans and to participate in Swing Loans hereunder in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender's name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof. The Borrower and the Lenders acknowledge and agree that the Commitments of the Lenders aggregate $75,000,000 on the date hereof.

"Commitment Amount Increase" is defined in Section 1.12 hereof.

"Commitment Amount Increase Request" means a Commitment Amount Increase Request in the form of Exhibit F hereto.

"Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code.

"Credit" means the credit facility for making Revolving Loans and Swing Loans described in Sections 1.1 and 1.5 hereof.

"Credit Event" means the advancing of any Loan.

"Default" means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.

"*Defaulting Lender*" means any Lender that (a) has failed to fund any portion of the Loans or participations in Swing Line Loans required to be funded by it hereunder (herein, a "*Defaulted Loan*") within two (2) Business Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, or (c) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding or a receiver or conservator has been appointed for such Lender.

"*Defaulting Lender Excess*" means, with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender's Percentage of the aggregate outstanding principal amount of Loans of all Lenders (calculated as if all Defaulting Lenders other than such Defaulting Lender had funded all of their respective Defaulted Loans) over the aggregate outstanding principal amount of all Loans of such Defaulting Lender.

"*Defaulting Lender Period*" means, with respect to any Defaulting Lender, the period commencing on the date upon which such Lender first became a Defaulting Lender and ending on the earliest of the following dates: (i) the date on which all Commitments are cancelled or terminated and/or the Obligations are declared or become immediately due and payable and (ii) the date on which (a) such Defaulting Lender is no longer insolvent, the subject of a bankruptcy or insolvency proceeding or, if applicable, under the direction of a receiver or conservator, (b) the Defaulting Lender Excess with respect to such Defaulting Lender shall have been reduced to zero (whether by the funding by such Defaulting Lender of any Defaulted Loans of such Defaulting Lender or otherwise), and (c) such Defaulting Lender shall have delivered to Borrower and the Administrative Agent a written reaffirmation of its intention to honor its obligations hereunder with respect to its Commitments.

"*Designated Disbursement Account*" means the account of the Borrower maintained with the Administrative Agent or its Affiliate and designated in writing to the Administrative Agent as the Borrower's Designated Disbursement Account (or such other account as the Borrower and the Administrative Agent may otherwise agree).

"*Domestic ~~Borrower~~ Subsidiary*" means a ~~Borrower~~ Subsidiary that is not a Foreign ~~Borrower~~ Subsidiary.

"*Eighth Amendment*" means that certain Eighth Amendment to Amended and Restated Credit Agreement dated as of June 30, 2015 by and among the Borrower, the Guarantors party thereto, the Lenders and the Administrative Agent.

"*Eighth Amendment Effective Date*" means the date upon which the Eighth Amendment becomes effective pursuant to its terms.

"*Eligible Assignee*" means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, and (ii) unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed); *provided* that notwithstanding the foregoing, "Eligible Assignee" shall not include the Borrower or any Guarantor or any of the Borrower's or such Guarantor's Affiliates or Subsidiaries (including ~~Borrower~~ Subsidiaries).

"Environmental Law" means any current or future Legal Requirement pertaining to (a) the protection of health, safety and the indoor or outdoor environment, (b) the conservation, management or use of natural resources and wildlife, (c) the protection or use of surface water or groundwater, (d) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release, threatened Release, abatement, removal, remediation or handling of, or exposure to, any hazardous material or (e) pollution (including any Release to air, land, surface water or groundwater), and any amendment, rule, regulation, order or directive issued thereunder.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

"Eurodollar Reserve Percentage" means the maximum reserve percentage, expressed as a decimal, at which reserves (including, without limitation, any emergency, marginal, special, and supplemental reserves) are imposed by the Board of Governors of the Federal Reserve System (or any successor) on *"eurocurrency liabilities"*, as defined in such Board's Regulation D (or any successor thereto), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto. For purposes of this definition, the relevant Loans shall be deemed to be *"eurocurrency liabilities"* as defined in Regulation D without benefit or credit for any prorations, exemptions or offsets under Regulation D. The Eurodollar Reserve Percentage shall be adjusted automatically on and as of the effective date of any change in any such reserve percentage.

"Event of Default" means any event or condition identified as such in Section 9.1 hereof.

"Existing Credit Agreement" is defined in the Preliminary Statements hereto.

"Federal Funds Rate" means, for any day, the rate determined by the Administrative Agent to be the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the rates per annum quoted to the Administrative Agent at approximately 10:00 a.m. (Chicago time) (or as soon thereafter as is practicable) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) by two or more Federal funds brokers selected by the Administrative Agent for sale to the Administrative Agent at face value of Federal funds in the secondary market in an amount equal or comparable to the principal amount for which such rate is being determined.

"Foreign ~~Borrower~~ Subsidiary" means each ~~Borrower~~ Subsidiary which (a) is organized under the laws of a jurisdiction other than the United States of America or any state thereof or the District of Columbia, (b) conducts substantially all of its business outside of the United States of America, and (c) has substantially all of its assets outside of the United States of America.

"*Fund*" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"*GAAP*" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination.

"*Governmental Authority*" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"*Guarantor*" and "*Guarantors*" each is defined in Section 4.1 hereof.

"*Guaranty*" and "*Guaranties*" each is defined in Section 4.1 hereof.

"*Holdings*" is defined in the introductory paragraph.

"*Holdings' Credit Facility*" means any secured revolving credit facility made available to Holdings and guaranteed by certain Subsidiaries of Holdings (whether by a guaranty delivered by the Subsidiaries and/or through a pledge of the Subsidiaries' assets), which such credit facility shall not exceed $~~175~~200 million in the aggregate at any one time.

"*Immaterial ~~Borrower~~ Subsidiaries*" means any ~~Borrower~~ Subsidiary with assets of not more than $500,000 at any one time. ~~As of the date of this Agreement, FCC Futures, Inc. and Westown Commodities LLC are Immaterial Borrower Subsidiaries.~~

"*Indebtedness for Borrowed Money*" means for any Person (without duplication) (a) all indebtedness created, assumed or incurred in any manner by such Person representing money borrowed (including by the issuance of debt securities), (b) all indebtedness for the deferred purchase price of property or services (other than trade accounts payable arising in the ordinary course of business which are not more than ninety (90) days past due), (c) all indebtedness secured by any Lien upon Property of such Person, whether or not such Person has assumed or become liable for the payment of such indebtedness, (d) all Capitalized Lease Obligations of such Person, and (e) all obligations of such Person on or with respect to letters of credit, bankers' acceptances and other extensions of credit whether or not representing obligations for borrowed money.

"*Interest Payment Date*" means on the date 1 to 5 Business Days after the advance of each Loan, and on the Termination Date.

"Legal Requirement" means any treaty, convention, statute, law, regulation, ordinance, license, permit, governmental approval, injunction, judgment, order, consent decree or other requirement of any governmental authority, whether federal, state, or local.

"Lenders" means and includes BMO Capital Markets Financing, Inc. and the other financial institutions from time to time party to this Agreement, including each assignee Lender pursuant to Section 12.12 hereof and, unless the context otherwise requires, the Swing Line Lender.

"LIBOR Quoted Rate" means, for any day, the rate per annum equal to the quotient of (i) the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a one-month interest period which appears on the LIBOR01 Page as of 11:00 a.m. (London, England time) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) divided by (ii) one (1) minus the Eurodollar Reserve Percentage; *provided* that, in no event shall LIBOR Quoted Rate be less than 0.00% per annum.

"LIBOR01 Page" means the display designated as *"LIBOR01 Page"* on the Reuters Service (or such other page as may replace the LIBOR01 Page on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

"Lien" means any mortgage, lien, security interest, pledge, charge or encumbrance of any kind in respect of any Property, including the interests of a vendor or lessor under any conditional sale, Capital Lease or other title retention arrangement.

"Loan" means any Revolving Loan or Swing Loan.

"Loan Documents" means this Agreement, the Notes (if any), the Guaranties, and each other instrument or document to be delivered hereunder or thereunder or otherwise in connection therewith.

"Material Adverse Effect" means (a) a material adverse change in, or material adverse effect upon, the operations, business, Property, condition (financial or otherwise) or prospects of the Borrower or of Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries taken as a whole, (b) a material impairment of the ability of Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary to perform its material obligations under any Loan Document or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary of any Loan Document or the rights and remedies of the Administrative Agent and the Lenders thereunder.

"Moody's" means Moody's Investors Service, Inc.

"Net Income" means, with reference to any period, the net income (or net loss) of the Borrower and its Subsidiaries for such period computed on a consolidated basis in accordance with

GAAP, *plus* to the extent deducted from the determination of Net Income for the calendar month ended August 31, 2009, an amount equal to $6,700,000 relating to the write-off or write-down of intangible assets.

"Note" and *"Notes"* each is defined in Section 1.9 hereof.

"Obligations" means all obligations of the Borrower to pay principal and interest on the Loans, all fees and charges payable hereunder, and all other payment obligations of the Borrower or any of the Guarantors arising under or in relation to any Loan Document, in each case whether now existing or hereafter arising, due or to become due, direct or indirect, absolute or contingent, and howsoever evidenced, held or acquired.

"*OFAC*" means the United States Department of Treasury Office of Foreign Assets Control.

"*OFAC Event*" means the event specified in Section 8.23 hereof.

"*OFAC Sanctions Programs*" means all laws, regulations, and Executive Orders administered by OFAC, including without limitation, the Bank Secrecy Act, anti-money laundering laws (including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act)), and all economic and trade sanction programs administered by OFAC, any and all similar United States federal laws, regulations or Executive Orders, and any similar laws, regulators or orders adopted by any State within the United States.

"*OFAC SDN List*" means the list of the Specially Designated Nationals and Blocked Persons maintained by OFAC.

"PBGC" means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA.

~~*"Parent"* is defined in the introductory paragraph.~~

"Percentage" means, for each Lender, the percentage of the Commitments represented by such Lender's Commitment or, if the Commitments have been terminated, the percentage held by such Lender of the aggregate principal amount of all Revolving Loans then outstanding.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof.

"Plan" means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code that either (a) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (b) is maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is

then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions.

"Property" means, as to any Person, all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent balance sheet of such Person and its Subsidiaries under GAAP.

"Required Lenders" means, as of the date of determination thereof, (i) in the event there are two (2) Lenders, 100% and (ii) in the event there are more than two (2) Lenders, Lenders whose outstanding Loans and Unused Commitments constitute more than 50% of the sum of the total outstanding Loans and Unused Commitments of the Lenders.

"Revolving Loan" is defined in Section 1.1 hereof.

"Revolving Note" is defined in Section 1.9 hereof.

"S&P" means Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc.

"Subordinated Debt" means indebtedness that is subordinated in right of payment to the prior payment of all Obligations and all unsubordinated indebtedness and liabilities of the Borrower pursuant to written subordination provisions and having maturities approved in writing by the Lenders.

"Subsidiary" means, as to any particular parent corporation or organization, any other corporation or organization more than 50% of the outstanding Voting Stock of which is at the time directly or indirectly owned by such parent corporation or organization or by any one or more other entities which are themselves subsidiaries of such parent corporation or organization. Unless otherwise expressly noted herein the term *"Subsidiary"* means a Subsidiary of the Borrower or any of its direct or indirect Subsidiaries.

"Swing Line" means the credit facility for making one or more Swing Loans described in Section 1.5 hereof.

"Swing Line Lender" means BMO Capital Markets Financing, Inc., acting in its capacity as the Lender of Swing Loans hereunder, or any successor Lender acting in such capacity appointed pursuant to Section 12.12 hereof.

"Swing Line Sublimit" means $10,000,000, as reduced pursuant to the terms hereof.

"Swing Loan" and *"Swing Loans"* each is defined in Section 1.5 hereof.

"Swing Note" is defined in Section 1.9 hereof.

"Tangible Net Worth" means, for any Person and at any time the same is to be determined, the excess of such Person's assets over all its liabilities and reserves as determined in accordance

with GAAP, but excluding as assets (i) goodwill and other intangible items and (ii) advances, loans and investments of such Person's Affiliates and Subsidiaries (other than advances, loans and investments permitted by Section 8.9(i) hereof).

"Termination Date" means April 7, 2016 or such earlier date on which the Commitments are terminated in whole pursuant to Section 1.10, 9.2 or 9.3 hereof.

"Unfunded Vested Liabilities" means, for any Plan at any time, the amount (if any) by which the present value of all vested nonforfeitable accrued benefits under such Plan exceeds the fair market value of all Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the Controlled Group to the PBGC or the Plan under Title IV of ERISA.

"Unused Commitments" means, at any time, the difference between the Commitments then in effect and the aggregate outstanding principal amount of Revolving Loans.

"U.S. Dollars" and *"$"* each means the lawful currency of the United States of America.

"Voting Stock" of any Person means capital stock or other equity interests of any class or classes (however designated) having ordinary power for the election of directors or other similar governing body of such Person, other than stock or other equity interests having such power only by reason of the happening of a contingency.

"Welfare Plan" means a "welfare plan" as defined in Section 3(1) of ERISA.

"Wholly-owned Subsidiary" means a Subsidiary of which all of the issued and outstanding shares of capital stock (other than directors' qualifying shares as required by law) or other equity interests are owned by the Borrower and/or one or more Wholly-owned Subsidiaries within the meaning of this definition.

Section 5.2.   Interpretation.   The foregoing definitions are equally applicable to both the singular and plural forms of the terms defined. The words *"hereof"*, *"herein"*, and *"hereunder"* and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.   All references to time of day herein are references to Chicago, Illinois, time unless otherwise specifically provided. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, it shall be done in accordance with GAAP except where such principles are inconsistent with the specific provisions of this Agreement.

Section 5.3.   Change in Accounting Principles.   If, after the date of this Agreement, there shall occur any change in GAAP from those used in the preparation of the financial statements referred to in Section 6.5 hereof and such change shall result in a change in the method of calculation of any financial covenant, standard or term found in this Agreement, either the Borrower or the Required Lenders may by notice to the Lenders and the Borrower, respectively, require that the Lenders and the Borrower negotiate in good faith to amend such covenants, standards, and terms so as equitably to reflect such change in accounting principles, with the desired result being that the criteria for evaluating the financial condition of the Borrower and the ~~Borrower~~ Subsidiaries shall be the same as if such change had not been made. No delay by the Borrower or the Required Lenders in requiring such negotiation shall limit their right to so require such a negotiation at any time after such a change in accounting principles. Until any such covenant, standard, or term is amended in accordance with this Section 5.3, financial covenants shall be computed and determined in accordance with GAAP in effect prior to such change in accounting principles. Without limiting the generality of the foregoing, the Borrower shall neither be deemed to be in compliance with any financial covenant hereunder nor out of compliance with any financial covenant hereunder if such state of compliance or noncompliance, as the case may be, would not exist but for the occurrence of a change in accounting principles after the date hereof.

SECTION 6.   REPRESENTATIONS AND WARRANTIES.

The Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

Section 6.1.   Organization and Qualification. The Borrower is a limited liability company that is duly organized and validly existing under the laws of the State of Iowa, and has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect. The Borrower has been duly registered with the Commodity Futures Trading Commission (*"CFTC"*) as a futures commission merchant and is a member in good standing of the Chicago Mercantile Exchange, which is its DSRO.

Section 6.2.   Holdings~~, Parent~~ and ~~Borrower~~ Subsidiaries. Holdings~~, the Parent~~ and each ~~Borrower~~ Subsidiary of the Borrower is duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is organized, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect. Schedule 6.2 hereto identifies ~~the Parent, the Borrower and~~ each ~~Borrower~~ Subsidiary of the Borrower, the jurisdiction of its organization, the percentage of issued and outstanding shares of each class of its capital stock or other equity interests owned by ~~Holdings, the Parent, the Borrower and the Borrower Subsidiaries (for Holdings and the Parent, solely with respect to the Borrower and Borrower Subsidiaries)~~ the Borrower and its Subsidiaries and, if such percentage is not 100% (excluding directors' qualifying shares as required by law), a description of each class of its authorized capital stock and other equity interests and the number of shares of each class issued and outstanding. All of the outstanding shares of capital stock and other equity interests of ~~the Parent, the Borrower and~~ each ~~Borrower~~ Subsidiary of the Borrower are validly issued and outstanding and fully paid and nonassessable and all such shares and other equity interests indicated on Schedule 6.2 as owned by ~~Holdings, the Parent,~~ the Borrower or the any Subsidiary of the Borrower ~~Subsidiaries~~ are owned,

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beneficially and of record, by ~~Holdings, the Parent,~~ the Borrower or the applicable ~~Borrower~~ Subsidiary free and clear of all Liens ~~other than Liens permitted by Section 8.8(i) hereof~~. There are no outstanding commitments or other obligations of ~~the Parent, the Borrower or any Borrower~~any Subsidiary to issue, and no options, warrants or other rights of any Person to acquire, any shares of any class of capital stock or other equity interests of ~~the Parent, the Borrower or~~ any ~~Borrower~~ Subsidiary.

Section 6.3.   *Authority and Validity of Obligations*.   The Borrower has full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the borrowings herein provided for, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. Holdings~~, the Parent~~ and each ~~Borrower~~ Subsidiary has full right and authority to enter into the Loan Documents executed by it, to guarantee the Obligations, and to perform all of its obligations under the Loan Documents executed by it. The Loan Documents delivered by Holdings, ~~the Parent,~~ the Borrower and the ~~Borrower~~ Subsidiaries have been duly authorized, executed, and delivered by such Persons and constitute valid and binding obligations of Holdings, ~~the Parent,~~ the Borrower and the ~~Borrower~~ Subsidiaries enforceable against them in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law); and this Agreement and the other Loan Documents do not, nor does the performance or observance by Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary of any of the matters and things herein or therein provided for, (a) contravene or constitute a default under any provision of law or any judgment, injunction, order or decree binding upon Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary or any provision of the organizational documents (*e.g.,* charter, certificate or articles of incorporation and by-laws, certificate or articles of association and operating agreement, partnership agreement, or other similar organizational documents) of Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary, (b) contravene or constitute a default under any covenant, indenture or agreement of or affecting Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary or any of their Property, in each case where such contravention or default, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (c) result in the creation or imposition of any Lien on any Property of Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary.

Section 6.4.   *Use of Proceeds; Margin Stock*.   The Borrower shall use the proceeds of the Loans to finance commercial customer margin calls at various futures and options exchange clearinghouses. None of Holdings, ~~the Parent,~~ the Borrower nor any ~~Borrower~~ Subsidiary is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Loan or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. Margin stock (as hereinabove defined) constitutes less than 25% of the assets of Holdings, ~~Parent,~~ the Borrower and the ~~Borrower~~ Subsidiaries which are subject to any limitation on sale, pledge or other restriction hereunder.

Section 6.5.   *Financial Reports*.   Each of (i) the audit report of the Borrower for the fiscal year ending August 31, ~~2009,~~2014, including a balance sheet, profit and loss statement and statement of application of funds as of and for the period ending August 31, ~~2009,~~2014, (ii) CFTC Form 1-FR of the Borrower dated March 31, ~~2010,~~2015, and (iii) Securities and Exchange 10Q filing for the fiscal quarter of Holdings ended March 31, ~~2010,~~2015, have been prepared in accordance with generally accepted accounting principles (except that interim statements omit any footnotes to the information contained therein and do not reflect certain adjustments which would be reflected on the annual certified financial statements) on a basis consistent, except as otherwise noted therein, with that of the previous fiscal year or period and fairly reflect the financial position of the undersigned as of the dates thereof, and the results of operations for the periods covered thereby. None of Holdings, ~~the Parent,~~ the Borrower nor any ~~Borrower~~ Subsidiary has contingent liabilities which are material to it other than as indicated on such financial statements or, with respect to future periods, on the financial statements furnished pursuant to Section 8.5 hereof.

Section 6.6. *No Material Adverse Change.* (i) *Material Adverse Change.* Since March 31, 2010, there has been no material adverse change in the condition, financial or otherwise, of the Borrower or any Guarantor, except those occurring in the ordinary course of business or disclosed in the financial reports identified in Section 6.5 hereof or another form of written disclosure to the Lenders prior to the date of this Agreement. (ii) *Change in Law.* No Change in Law has occurred that impairs the ability of the Borrower to make any payment of principal or interest when due on any Loan.

Section 6.7. *Full Disclosure.* The statements and information furnished to the Administrative Agent and the Lenders in connection with the negotiation of this Agreement and the other Loan Documents and the commitments by the Lenders to provide all or part of the financing contemplated hereby do not contain any untrue statements of a material fact or omit a material fact necessary to make the material statements contained herein or therein not misleading, the Administrative Agent and the Lenders acknowledging that as to any projections furnished to the Administrative Agent and the Lenders, the Borrower only represents that the same were prepared on the basis of information and estimates the Borrower believed to be reasonable.

Section 6.8. *Trademarks, Franchises, and Licenses.* Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries own, possess, or have the right to use all necessary patents, licenses, franchises, trademarks, trade names, trade styles, copyrights, trade secrets, know how, and confidential commercial and proprietary information to conduct their businesses as now conducted, without known conflict with any patent, license, franchise, trademark, trade name, trade style, copyright or other proprietary right of any other Person.

Section 6.9. *Governmental Authority and Licensing.* Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries have received all licenses, permits, and approvals of all federal, state, and local governmental authorities, if any, necessary to conduct their businesses, in each case where the failure to obtain or maintain the same could reasonably be expected to have a Material Adverse Effect. No investigation or proceeding which, if adversely determined, could reasonably be expected to result in revocation or denial of any material license, permit or approval is pending or, to the knowledge of the Borrower, threatened.

Section 6.10. *Good Title.* Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries have good and defensible title (or valid leasehold interests) to their assets as reflected on the most recent consolidated balance sheet of Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries furnished to the Administrative Agent and the Lenders (except for sales of assets in the ordinary course of business), subject to no Liens other than such thereof as are permitted by Section 8.8 hereof.

Section 6.11.   *Litigation and Other Controversies.*   There is no litigation or governmental or arbitration proceeding or labor controversy pending, nor to the knowledge of the Borrower threatened, against Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary or any of their Property which if adversely determined, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Items disclosed in the financial reports identified in Section 6.5 and in Holdings' Securities and Exchange 10-K filing for the fiscal year ended September 30, ~~2009~~2014 are not reasonably expected to have a Material Adverse Effect.

Section 6.12.   *Taxes*.   All material tax returns required to be filed by Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary in any jurisdiction have, in fact, been filed, and all material taxes, assessments, fees, and other governmental charges upon Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary or upon any of its Property, income or franchises, which are shown to be due and payable in such returns, have been paid, except such taxes, assessments, fees and governmental charges, if any, as are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and as to which adequate reserves established in accordance with GAAP have been provided. ~~None of~~Neither Holdings, ~~the Parent~~ nor the Borrower knows of any proposed additional tax assessment against it or the ~~Borrower~~ Subsidiaries for which adequate provisions in accordance with GAAP have not been made on their accounts. Adequate provisions in accordance with GAAP for taxes on the books of Holdings, ~~the Parent,~~ the Borrower and each ~~Borrower~~ Subsidiary have been made for all open years, and for its current fiscal period.

Section 6.13.   *Approvals*.   No authorization, consent, license or exemption from, or filing or registration with, any court or governmental department, agency or instrumentality, nor any approval or consent of any other Person, is or will be necessary to the valid execution, delivery or performance by Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary of any Loan Document, except for such approvals which have been obtained prior to the date of this Agreement and remain in full force and effect.

Section 6.14.   *Affiliate Transactions*.   Neither the Borrower nor any ~~Borrower~~ Subsidiary is a party to any contracts or agreements with any of its Affiliates (other than with ~~Agora-X, LLC, Farmers Commodities Transportation Company or~~ any Wholly-owned Subsidiary of the Borrower) on terms and conditions which are less favorable to Holdings~~the Parent~~, the Borrower or such ~~Borrower~~ Subsidiary than would be usual and customary in similar contracts or agreements between Persons not affiliated with each other.

Section 6.15.   *Investment Company*.   None of Holdings, ~~the Parent,~~ the Borrower nor any ~~Borrower~~ Subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

Section 6.16. *ERISA*. Holdings, ~~the Parent~~ and the Borrower and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all material respects with ERISA and the Code to the extent applicable to it and has not incurred any liability to the PBGC or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA. None of Holdings, ~~the Parent,~~ the Borrower nor any ~~Borrower~~ Subsidiary has any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in article 6 of Title I of ERISA.

Section 6.17. *Compliance with Laws*. Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries are in compliance with the requirements of all federal, state and local laws, rules and regulations applicable to or pertaining to their Property or business operations (including, without limitation, the Occupational Safety and Health Act of 1970, the Americans with Disabilities Act of 1990, and laws and regulations establishing quality criteria and standards for air, water, land and toxic or hazardous wastes and substances), where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. None of Holdings, ~~the Parent,~~ the Borrower nor any ~~Borrower~~ Subsidiary has received notice to the effect that its operations are not in compliance with any of the requirements of applicable federal, state or local environmental, health, and safety statutes and regulations or is the subject of any governmental investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, where any such non-compliance or remedial action, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 6.18. *Other Agreements*. None of Holdings, the ~~Parent, the~~ Borrower nor any ~~Borrower~~ Subsidiary is in default under the terms of any covenant, indenture or agreement of or affecting such Person or any of its Property, which default if uncured could reasonably be expected to have a Material Adverse Effect.

Section 6.19. *Solvency*. Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries are solvent, able to pay their debts as they become due, and have sufficient capital to carry on their business and all businesses in which they are about to engage.

Section 6.20. *No Broker Fees*. No broker's or finder's fee or commission will be payable with respect hereto or any of the transactions contemplated thereby; and the Borrower hereby agrees to indemnify the Administrative Agent and the Lenders against, and agree that they will hold the Administrative Agent and the Lenders harmless from, any claim, demand, or liability for any such broker's or finder's fees alleged to have been incurred in connection herewith or therewith and any expenses (including reasonable attorneys' fees) arising in connection with any such claim, demand, or liability.

Section 6.21. *No Default*. No Default or Event of Default has occurred and is continuing.

Section 6.22. *OFAC*. (a) The Borrower is in compliance with the requirements of all OFAC Sanctions Programs applicable to it, (b) each of Holdings~~,~~ and the ~~Parent and Borrower Subsidiary~~Subsidiaries is in compliance with the requirements of all OFAC Sanctions Programs applicable to Holdings, ~~the Parent~~ or such ~~Borrower~~ Subsidiary, (c) the Borrower has provided to the Administrative Agent and the Lenders all information regarding Holdings, ~~the Parent,~~ the Borrower and its Affiliates and ~~Borrower~~ Subsidiaries necessary for the Administrative Agent and the Lenders to comply with all applicable OFAC Sanctions Programs, and (d) to the best of the Borrower's knowledge, none of Holdings, ~~the Parent,~~ the Borrower nor any of their Affiliates or ~~Borrower~~ Subsidiaries is, as of the date hereof, named on the current OFAC SDN List.

SECTION 7.   CONDITIONS PRECEDENT.

Section 7.1.   All Credit Events. At the time of each Credit Event hereunder:

(a)   each of the representations and warranties set forth herein and in the other Loan Documents shall be and remain true and correct as of said time, except to the extent the same expressly relate to an earlier date;

(b)   no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Credit Event; and

(c)   such Credit Event shall not violate any order, judgment or decree of any court or other authority or any provision of law or regulation applicable to the Administrative Agent or any Lender (including, without limitation, Regulation U of the Board of Governors of the Federal Reserve System) as then in effect.

Each request for a Borrowing hereunder shall be deemed to be a representation and warranty by the Borrower on the date on such Credit Event as to the facts specified in subsections (a) and (b), of this Section; *provided, however,* that the Lenders may continue to make advances under the Credit, in the sole discretion of the Lenders, notwithstanding the failure of the Borrower to satisfy one or more of the conditions set forth above and any such advances so made shall not be deemed a waiver of any Default or Event of Default or other condition set forth above that may then exist.

Section 7.2.   ~~Initial Credit Event.   Before or concurrently with the initial Credit Event:~~*Intentionally Omitted.*

~~(a)   the Administrative Agent shall have received this Agreement duly executed by the Borrower, the Guarantors, and the Lenders;~~

~~(b)   if requested by any Lender, the Administrative Agent shall have received for such Lender such Lender's duly executed Notes of the Borrower dated the date hereof and otherwise in compliance with the provisions of Section 1.11 hereof;~~

~~(c)   the Administrative Agent shall have received copies of the Borrower's and each Guarantor's articles of incorporation and bylaws (or comparable organizational documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary;~~

(d)   the Administrative Agent shall have received copies of resolutions of the Borrower's and each Guarantor's Board of Directors (or similar governing body) authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on the Borrower's and each Guarantor's behalf, all certified in each instance by its Secretary or Assistant Secretary;

(e)   the Administrative Agent shall have received copies of the certificates of good standing for the Borrower and each Guarantor (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of the state of its incorporation or organization and of each state in which it is qualified to do business as a foreign corporation or organization;

(f)   the Administrative Agent shall have received a list of the Borrower's Authorized Representatives;

(g)   the Administrative Agent shall have received the initial fees called for by Section 2.1(b) hereof;

(h)   each Lender shall have received such evaluations and certifications as it may reasonably require in order to satisfy itself as to the financial condition of the Borrower and the Guarantors, and the lack of material contingent liabilities of the Borrower and the Guarantors;

(i)   the Administrative Agent shall have received financing statement, tax, and judgment lien search results against the Property of the Borrower and each Guarantor evidencing the absence of Liens on its Property except as permitted by Section 8.8 hereof;

(j)   the Administrative Agent shall have received pay-off and lien release letters from secured creditors of the Borrower and the Parent setting forth, among other things, the total amount of indebtedness outstanding and owing to them (or outstanding letters of credit issued for the account of the Borrower or the Parent) and containing an undertaking to cause to be delivered to the Administrative Agent UCC termination statements and any other lien release instruments necessary to release their Liens on the assets of the Borrower and the Parent, which pay-off and lien release letters shall be in form and substance acceptable to the Administrative Agent;

(k)   the Administrative Agent shall have received the favorable written opinion of counsel to the Borrower and each Guarantor, in form and substance satisfactory to the Administrative Agent;

(l)   the Administrative Agent shall have received copies of all documents evidencing subordinated debt and the preferred equity of the Borrower and the Parent, each of which shall be in form and substance acceptable to the Agent;

~~(m)   no material adverse change in the business,   condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or any Guarantor shall have occurred since March 31, 2010;~~

~~(n)   the Administrative Agent shall have received a fully executed Internal Revenue Service Form W-9 for the Borrower and each Guarantor; and~~

~~(o)   the Administrative Agent shall have received such other agreements, instruments, documents, certificates, and opinions as the Administrative Agent may reasonably request.~~

SECTION 8.   COVENANTS.

The Borrower agrees that, so long as any credit is available to or in use by the Borrower hereunder, except to the extent compliance in any case or cases is waived in writing pursuant to the terms of Section 12.13 hereof:

Section 8.1.   Maintenance of Business. Holdings~~, the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, preserve and maintain its existence, except as otherwise provided in Section 8.10 hereof. Holdings~~, the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, preserve and keep in force and effect all licenses, permits, franchises, approvals, patents, trademarks, trade names, trade styles, copyrights, and other proprietary rights necessary to the proper conduct of its business where the failure to do so could reasonably be expected to have a Material Adverse Effect.

Section 8.2.   Maintenance of Properties. Holdings~~, the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, maintain, preserve, and keep its property, plant, and equipment in good repair, working order and condition (ordinary wear and tear excepted), and shall from time to time make all needful and proper repairs, renewals, replacements, additions, and betterments thereto so that at all times the efficiency thereof shall be fully preserved and maintained, except (i) to the extent that, in the reasonable business judgment of such Person, any such Property is no longer necessary for the proper conduct of the business of such Person or (ii) where failure to do so could reasonably be expected to have a Material Adverse Effect.

*Section 8.3.   Taxes and Assessment*s. Holdings~~, the Parent~~ and the Borrower shall duly pay and discharge, and shall cause each ~~Borrower~~ Subsidiary to duly pay and discharge, all taxes, rates, assessments, fees, and governmental charges upon or against it or its Property, in each case before the same become delinquent and before penalties accrue thereon, unless and to the extent that the same are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves are provided therefor.

Section 8.4.   Insurance. Holdings~~, the Parent~~ and the Borrower shall insure and keep insured, and shall cause each ~~Borrower~~ Subsidiary to insure and keep insured, with good and responsible insurance companies, all insurable Property owned by it which is of a character usually insured by Persons similarly situated and operating like Properties against loss or damage from such hazards and risks, and in such amounts, as are insured by Persons similarly situated and operating like Properties; and Holdings, ~~the Parent~~ and the Borrower shall insure, and shall cause each ~~Borrower~~ Subsidiary to insure, such other hazards and risks (including, without limitation, business interruption, employers' and public liability risks) with good and responsible insurance companies as and to the extent usually insured by Persons similarly situated and conducting similar businesses. The Borrower shall, upon the request of the Administrative Agent, furnish to the Administrative Agent and the Lenders a certificate setting forth in summary form the nature and extent of the insurance maintained pursuant to this Section.

Section 8.5.   *Financial Reports.* Holdings, ~~the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, maintain a standard system of accounting in accordance with GAAP and shall furnish to the Administrative Agent, each Lender and each of their duly authorized representatives such information respecting the business and financial condition of Holdings, ~~the Parent,~~ the Borrower and each ~~Borrower~~ Subsidiary as the Administrative Agent or such Lender may reasonably request; and without any request, shall furnish to the Administrative Agent and the Lenders:

(a)(i)   as soon as available, and in any event no later than 45 days after the last day of each calendar month, a copy of the Borrower's financial statements and reports for each month accounting period consisting of a ~~CFTC Form1-FR-FCM~~FOCUS-Part II including a profit and loss statement of the Borrower prepared by the Borrower as of the end of and for such period in accordance with GAAP consistently applied and certified by the chief financial officer of the Borrower;

(a)(ii)   as soon as available, and in any event no later than 60 days after the last day of each fiscal quarter of each fiscal year of Holdings, a copy of the consolidated ~~and consolidating~~ balance sheet of Holdings and its Subsidiaries as of the last day of such fiscal quarter and the consolidated ~~and consolidating~~ statements of income, retained earnings, and cash flows of Holdings and its Subsidiaries for the fiscal quarter and for the fiscal year-to-date period then ended, each in reasonable detail showing in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by Holdings in accordance with GAAP (subject to the absence of footnote disclosures and year-end audit adjustments) and certified to by its chief financial officer or another officer of Holdings acceptable to the Administrative Agent;

(a)(iii)   *Intentionally Omitted;*

(b)(i)   as soon as available, and in any event no later than 90 days after the last day of each fiscal year of the Borrower, a copy of the Borrower's annual audited financial statements (including a balance sheet and profit and loss statement) for each fiscal year, audited by an independent public accountants of nationally recognized standing, to the effect that the consolidated financial statements have been prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial condition of the Borrower and ~~the Borrower~~its Subsidiaries and the unconsolidated financial condition of the Borrower as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(b)(ii)   as soon as available, and in any event no later than 90 days after the last day of each fiscal year of Holdings, a copy of the consolidated balance sheet of Holdings and its Subsidiaries as of the last day of the fiscal year then ended and the consolidated statements of income, retained earnings, and cash flows of Holdings and its Subsidiaries for the fiscal year then ended, and accompanying notes thereto, each in reasonable detail showing in comparative form the figures for the previous fiscal year, accompanied by an unqualified opinion of a firm of independent public accountants of recognized national standing, selected by Holdings and reasonably satisfactory to the Administrative Agent and the Required Lenders, to the effect that the consolidated financial statements have been prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial condition of Holdings and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(c)   within the period provided in subsection (b) above, the written statement of the accountants who certified the audit report thereby required that in the course of their audit they have obtained no knowledge of any Default or Event of Default, or, if such accountants have obtained knowledge of any such Default or Event of Default, they shall disclose in such statement the nature and period of the existence thereof;

(d)   promptly after receipt thereof, any additional written reports, management letters or other detailed information contained in writing concerning significant aspects of Holdings, the Parent's, the Borrower's or any Borrower Subsidiary's operations and financial affairs given to it by its independent public accountants;

(e)   promptly after the sending or filing thereof, copies of each financial statement, report, notice or proxy statement sent by Holdings, the Parent, the Borrower or any Borrower Subsidiary to its stockholders or other equity holders, and copies of each regular, periodic or special report, registration statement or prospectus (including all Form 10-K, Form 10-Q and Form 8-K reports) filed by Holdings, the Parent, the Borrower or any Borrower Subsidiary with any securities exchange or the Securities and Exchange Commission or any successor agency;

(f)   promptly after receipt thereof, a copy of each audit made by any regulatory agency of the books and records of Holdings, the Parent, the Borrower or any Borrower Subsidiary or of notice of any material noncompliance with any applicable law, regulation or guideline relating to Holdings, the Parent, the Borrower or any Borrower Subsidiary, or its business;

(g)   as soon as available, and in any event no later than 30 days after the end of each fiscal year of the Borrower, a copy of the Borrower's operating budget for the following fiscal year, such operating budget to show the Borrower's projected revenues and expenses on a quarter-by-quarter basis and shall include a summary of all assumptions made in preparing such operating budget;

(h)   promptly after knowledge thereof shall have come to the attention of any responsible officer of the Borrower, the Parent or Holdings, notice of any Change of Control;

(i)   promptly after knowledge thereof shall have come to the attention of any responsible officer of Holdings, the Parent or the Borrower, written notice of (i) any threatened or pending litigation or governmental or arbitration proceeding or labor controversy against Holdings, the Parent, the Borrower or any Borrower Subsidiary or any of their Property which, if adversely determined, could reasonably be expected to have a Material Adverse Effect, (ii) the occurrence of any Default or Event of Default hereunder or (ii) any condition exists or the occurrence of any Material Adverse Effect; and

(j)   with each of the financial statements delivered pursuant to subsections (a)(i) (for the months March, June, September and December of each year) and (b) above, a written certificate in the form attached hereto as Exhibit C signed by the chief financial officer of the Borrower or another officer of the Borrower acceptable to the Administrative Agent to the effect that to the best of such officer's knowledge and belief no Default or Event of Default has occurred during the period covered by such statements or, if any such Default or Event of Default has occurred during such period, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by Holdings, the Parent, the Borrower or any Borrower Subsidiary to remedy the same. Such certificate shall also set forth the calculations supporting such statements in respect of Section 8.21 hereof.

Section 8.6.   Inspection. Holdings, the Parent and the Borrower shall, and shall cause each Borrower Subsidiary to, permit the Administrative Agent, each Lender, and each of their duly authorized representatives and agents to visit and inspect any of its Property, corporate books, and financial records, to examine and make copies of its books of accounts and other financial records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, its officers, employees and independent public accountants (and by this provision the Borrower hereby authorizes such accountants to discuss with the Administrative Agent and such Lenders the finances and affairs of the Borrower and the Borrowerits Subsidiaries) at such reasonable times and intervals as the Administrative Agent or any such Lender may designate and, so long as no Default or Event of Default exists, with reasonable prior notice to the Borrower.

Section 8.7.   Borrowings and Guaranties. Neither the Parent nor theThe Borrower shall not, nor shall it permit any Borrower Subsidiary to, issue, incur, assume, create or have outstanding any Indebtedness for Borrowed Money, or directly or indirectly be or become liable as endorser, guarantor or surety for any Indebtedness for Borrowed Money of any other Person, or otherwise assure a creditor of another against loss with respect to Indebtedness for Borrowed

Money, or subordinate any claim or demand it may have to the claim or demand of any other Person; *provided, however,* that the foregoing shall not restrict nor operate to prevent:

(a)   the Obligations of ~~the Parent,~~ the Borrower and the ~~Borrower~~its Subsidiaries owing to the Administrative Agent and the Lenders (and their Affiliates);

(b)   Indebtedness for Borrowed Money of ~~the Parent and~~ the Borrower and guarantees of Indebtedness for Borrowed Money and other assurances against loss by ~~the Parent and~~ the Borrower existing as of the Closing Date and disclosed in the financial statements delivered to the Lenders prior to the Closing Date;

(c)   endorsement of items for deposit or collection of commercial paper received in the ordinary course of business;

(d)   the Subordinated Debt;

(e)   guarantees by the ~~Parent~~Borrower of introducing brokers made in the ordinary course of business;

(f)   ~~cross margin loan facilities granted to the Borrower by forex counterparties used to margin forex futures positions in an omnibus futures account of the Borrower at the forex counterparty on the basis of offsetting cash positions at the same counterparty;~~Indebtedness of the Borrower owing to the Administrative Agent under that certain Loan Authorization Agreement dated April 28, 2015 between the Borrower and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time;

(g)   ~~the guaranty by the Parent of Holdings' obligations under Holdings' Credit Facility; and~~Indebtedness of the Borrower owing to JPMorgan Chase Bank N.A. (*"JPM"*) under that certain Assignment, Assumption and Amendment Agreement dated as of July 1, 2015 by and among INTL FCStone Partners L.P., the Borrower and JPM; *provided,* that the amount outstanding shall not exceed $35,000,000 in the aggregate at any one time;

(h)   Indebtedness ~~for Borrowed Money of the Parent and guarantees not otherwise permitted hereunder not to exceed $10,000,000 at any one time.~~ of the Borrower owing under repurchase agreements entered into in the ordinary course and not for speculative purposes; and

(i)   Indebtedness of the Borrower for intercompany loans and advances not otherwise permitted hereunder so long as (i) such Indebtedness is subordinated to the Obligations on terms and conditions satisfactory to the Administrative Agent, and (ii) no payments may be made on account of such Indebtedness if a (A) Default or an Event of Default has occurred and is continuing or would result therefrom, and (B) the Borrower is in compliance with Section 8.21 hereof after giving effect to any such loan or advance.

Section 8.8.   Liens. ~~Neither the Parent nor the~~The Borrower shall not, nor shall ~~they~~it permit any ~~Borrower~~ Subsidiary to, create, incur or permit to exist any Lien of any kind on any Property owned by any such Person; *provided, however,* that the foregoing shall not apply to nor operate to prevent:

(a)   Liens arising by statute in connection with worker's compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges (other than Liens arising under ERISA), good faith cash deposits in connection with tenders, contracts or leases to which the Borrower or any ~~Borrower~~ Subsidiary is a party or other cash deposits required to be made in the ordinary course of business, provided in each case that the obligation is not for borrowed money and that the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves have been established therefor;

(b)   mechanics', workmen's, materialmen's, landlords', carriers' or other similar Liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest;

(c)   judgment liens and judicial attachment liens not constituting an Event of Default under Section 9.1(g) hereof and the pledge of assets for the purpose of securing an appeal, stay or discharge in the course of any legal proceeding, provided that the aggregate amount of such judgment liens and attachments and liabilities of ~~the Parent,~~ the Borrower and ~~the Borrower~~its Subsidiaries secured by a pledge of assets permitted under this subsection, including interest and penalties thereon, if any, shall not be in excess of $10,000,000 at any one time outstanding;

(d)   Liens disclosed in the Borrower's financial statements for the fiscal quarter ended August 31, ~~2009~~2014;

(e)   ~~pledges of securities or commodity positions and exchange memberships or clearing corporation stock in the ordinary course of the Parent's, the Borrower's or such Borrower Subsidiary's business;~~Liens created solely for the purpose of securing indebtedness permitted by Section 8.7(f) hereof;

(f)   required deposits maintained with commodity or securities exchanges or their associated clearing corporations in the ordinary course of the ~~Parent's, the~~ Borrower's or such ~~Borrower Subsidiary's~~its Subsidiaries business; and

(g)   the interest of lessors under Capital Leases or operating leases~~;~~

~~(h)   Liens created solely for the purpose of securing indebtedness permitted by Section 8.7(f) hereof, provided that no such lien shall extend to any property of the Borrower or any Borrower Subsidiary; and   (i)   Liens on all of the Parent's capital stock or other equity interests in its Subsidiaries to secure the guaranty permitted by~~

~~Section 8.7(g) hereof and/or to secure Holdings' obligations under the Holdings Credit Facility~~.

Section 8.9.   *Investments, Acquisitions, Loans and Advances*. ~~Neither the Parent nor the~~The Borrower shall _not_, nor shall it permit any ~~Borrower~~ Subsidiary to, directly or indirectly, make, retain or have outstanding any investments (whether through purchase of stock or obligations or otherwise) in, or loans or advances to (other than for travel advances and other similar cash advances made to employees in the ordinary course of business), any other Person, or acquire all or any substantial part of the assets or business of any other Person or division thereof; *provided, however,* that the foregoing shall not apply to nor operate to prevent:

(a)   investments in direct obligations of the United States of America or of any agency or instrumentality thereof whose obligations constitute full faith and credit obligations of the United States of America, provided that any such obligations shall mature within one year of the date of issuance thereof;

(b)   investments in commercial paper rated at least P-1 by Moody's and at least A-1 by S&P maturing within one year of the date of issuance thereof;

(c)   investments in certificates of deposit issued by any Lender or by any United States commercial bank having capital and surplus of not less than $100,000,000 which have a maturity of one year or less;

(d)   investments in repurchase obligations with a term of not more than 7 days for underlying securities of the types described in subsection (a) above entered into with any bank meeting the qualifications specified in subsection (c) above, provided all such agreements require physical delivery of the securities securing such repurchase agreement, except those delivered through the Federal Reserve Book Entry System;

(e)   investments in money market funds that invest solely, and which are restricted by their respective charters to invest solely, in investments of the type described in the immediately preceding subsections (a), (b), (c), and (d) above;

(f)   any other investments in assets allowed ~~for the investment~~in the ordinary course of business under the SEC's rules and, in the case of investments of customer funds~~,~~ under the regulations of the CFTC;

(g)   ~~the Parent's investment in its Subsidiaries (including the Borrower) and~~ the Borrower's investments in the ~~Borrower~~its Subsidiaries;

(h)   the Borrower's loans and advances to Holdings so long as (i) no Default or Event of Default has occurred and is continuing and (ii) the Borrower is in compliance with Section 8.21 hereof after giving effect to any such loan or advance;

(i)   ~~intercompany receivables owing by Holdings to the Borrower or the Parent so long as (i) such receivables are in the ordinary course of business which are not more~~

~~than forty-five (45) days past due and (ii) such receivables do not exceed $10,000,000 in the aggregate at any one time;~~   ~~(j)~~)   other investments, loans, and advances in addition to those otherwise permitted by this Section in an amount not to exceed $~~2,000,000~~10,000,000 in the aggregate at any one time outstanding; and

(~~k~~j)   the acquisition of all or any substantial part of the assets or business of any other Person (other than the Borrower ~~or the Parent~~) or division thereof so long as the aggregate amount of such acquisition, when taken together with acquisitions by merger or consolidation permitted by Section 8.10 hereof, does not exceed $100,000,000 in value in the aggregate during the term of this Agreement.

In determining the amount of investments, acquisitions, loans, and advances permitted under this Section, investments and acquisitions shall always be taken at the original cost thereof (regardless of any subsequent appreciation or depreciation therein), and loans and advances shall be taken at the principal amount thereof then remaining unpaid.

Section 8.10.   *Mergers, Consolidations and Sales.* ~~Neither the Parent nor the~~The Borrower shall _not_, nor shall ~~they~~it permit any ~~Borrower~~ Subsidiary to, be a party to any merger or consolidation, or sell, transfer, lease or otherwise dispose of all or substantially all of its Property, including any disposition of substantially all of its Property as part of a sale and leaseback transaction, or in any event sell or discount (with or without recourse) any of its notes or accounts receivable; *provided, however,* that this Section shall not apply to nor operate to prevent the merger or consolidation by the ~~Parent or~~ Borrower with any Person, firm or corporation (other than the Borrower ~~or the Parent~~), to the extent such transactions, when taken together with acquisitions permitted by Section 8.9(k) hereof ~~-~~, do not exceed $100,000,000 in value in the aggregate during the term of this Agreement and_,_ with respect to any such merger or consolidation, the ~~Parent or the~~ Borrower ~~(as applicable)~~ is the entity surviving the merger or consolidation.

Section 8.11.   *Maintenance of ~~Borrower~~ Subsidiaries.* (a) _Neither_ Holdings~~, the Parent or~~ _nor_ the Borrower shall ~~not~~ assign, sell or transfer, nor shall they permit any ~~Borrower~~ Subsidiary to issue, assign, sell or transfer, any shares of capital stock or other equity interests of ~~Parent,~~ the Borrower or a ~~Borrower~~ Subsidiary _of the Borrower_; *provided, however,* that the foregoing shall not operate to prevent (a) the issuance, sale, and transfer to any person of any shares of capital stock of ~~Parent,~~ the Borrower or a ~~Borrower~~ Subsidiary solely for the purpose of qualifying, and to the extent legally necessary to qualify, such person as a director of such ~~Borrower~~ Subsidiary, (b) any transaction permitted by Section 8.10 above and (c) the pledge of the ~~Parent~~Holding's membership interest in the Borrower ~~permitted by Section 8.8(i) hereof~~_to secure Holding's obligations under the Holdings' Credit Facility_.

(b)   In the event that any Immaterial ~~Borrower~~ Subsidiary has assets in excess of $500,000, the Borrower shall promptly cause such ~~Borrower~~Immaterial Subsidiary to comply with the requirements of Section 4 hereof.

Section 8.12.   *Dividends and Certain Other Restricted Payments.* ~~Neither the Parent nor the~~The Borrower shall _not_, nor shall they permit any ~~Borrower~~ Subsidiary to, (a) declare or pay any dividends on or make any other distributions in respect of any class or series of its capital stock or other equity interests (other than dividends or distributions payable solely in its capital stock or other equity interests) or (b) directly or indirectly purchase, redeem, or otherwise acquire or retire any of its capital stock or other equity interests or any warrants, options, or similar instruments to acquire the same (collectively referred to herein as *"Restricted Payments"*)*; provided, however,* that the foregoing shall not operate to prevent the making of dividends or distributions if (A) such dividend or distribution is permitted under all rules and regulations applicable to ~~the Parent,~~ the Borrower or such ~~Borrower~~ Subsidiary, (B) no Default or Event of Default exists or would result from making such dividend or distribution and (C) the Borrower is in compliance with Section 8.21 hereof after giving effect to such dividend or distribution.

Section 8.13.   *ERISA.* Holdings~~, the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. Holdings~~, the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event (as defined in ERISA) with respect to a Plan, (b) receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (c) its intention to terminate or withdraw from any Plan, and (d) the occurrence of any event with respect to any Plan which would result in the incurrence by Holdings~~, the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary with respect to any post-retirement Welfare Plan benefit.

Section 8.14.   *Compliance with Laws.* Holdings~~, the Parent~~ and the Borrower shall, and shall cause each ~~Borrower~~ Subsidiary to, comply in all respects with the requirements of all federal, state, and local laws, rules, regulations, ordinances and orders (including but not limited to all Environmental Laws) applicable to or pertaining to its Property or business operations, where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or result in a Lien upon any of its Property.

Section 8.15.   *Burdensome Contracts With Affiliates.* The Borrower shall not, nor shall it permit any ~~Borrower~~ Subsidiary to, enter into any contract, agreement or business arrangement with any of its Affiliates (other than with ~~Agora-X, LLC, Farmers Commodities Transportation Company or~~ any Wholly-owned Subsidiary of the Borrower) on terms and conditions which are less favorable to Holdings, the ~~Parent, the~~ Borrower or such ~~Borrower~~ Subsidiary than would be usual and customary in similar contracts, agreements or business arrangements between Persons not affiliated with each other.

Section 8.16.   *No Changes in Fiscal Year.* The fiscal year of Holdings, the ~~Parent, the~~ Borrower and the ~~Borrower~~ Subsidiaries ends on September 30 of each year; and ~~none of~~<u>neither</u> Holdings~~, the Parent~~ nor the Borrower shall not, nor shall it permit any ~~Borrower~~ Subsidiary to, change its fiscal year from its present basis.

Section 8.17.   *Formation of ~~Borrower~~ Subsidiaries.* Promptly upon the formation or acquisition of any Domestic ~~Borrower~~ Subsidiary, the Borrower shall provide the Administrative Agent and the Lenders notice thereof and timely comply with the requirements of Section 4 hereof (at which time Schedule 6.2 shall be deemed amended to include reference to such ~~Borrower~~ Subsidiary). Holdings~~, the Parent~~ or the Borrower shall not, nor shall it permit any ~~Borrower~~ Subsidiary to, form or acquire any Foreign ~~Borrower~~ Subsidiary.

Section 8.18.   *Change in the Nature of Business*. Neither Holdings~~, the Parent or~~ nor the Borrower shall ~~not~~, nor shall ~~it~~they permit any ~~Borrower~~ Subsidiary to, engage in any business or activity if as a result the general nature of the business of Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary of the Borrower would be changed in any material respect from the general nature of the business engaged in by it as of the ~~Closing~~Eighth Amendment Effective Date; *provided*, that it shall not be a change in the general nature of the business if any Immaterial Subsidiary ceases operations, is merged with the Borrower or another ~~Borrower~~ Subsidiary, or is dissolved.

Section 8.19.   *Use of Proceeds*. The Borrower shall use the credit extended under this Agreement solely for the purposes set forth in, or otherwise permitted by, Section 6.4 hereof.

Section 8.20.   *No Restrictions*. Except as disclosed to the Lenders or as otherwise provided herein, Holdings~~, the Parent~~ or the Borrower shall not, nor shall it permit any ~~Borrower~~ Subsidiary to, directly or indirectly create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary to: (a) pay dividends or make any other distribution on Holdings', the ~~Parent's the~~ Borrower's or any ~~Borrower~~ Subsidiary's capital stock or other equity interests owned by the ~~Parent, the~~ Borrower or any other ~~Borrower~~ Subsidiary, (b) pay any indebtedness owed to Holdings, ~~the Parent,~~ the Borrower or any other ~~Borrower~~ Subsidiary, (c) make loans or advances to Holdings, ~~the Parent,~~ the Borrower or any other ~~Borrower~~ Subsidiary, (d) transfer any of its Property to Holdings, ~~the Parent,~~ the Borrower or any other ~~Borrower~~ Subsidiary, or (e) guarantee the Obligations as required by the Loan Documents.

Section 8.21.   *Financial Covenants*. (a) *Tangible Net Worth*. The Borrower shall at all times maintain a Tangible Net Worth of at least $~~100,000,000.~~120,000,000.

(b) *Maximum Net Loss*. The Borrower shall not, as of the last day of each calendar month, permit Net Income for the twelve calendar months then ended to be less than ($15,000,000).

(c) *Net Capital*. The Borrower's Excess Net Capital as ~~defined and computed in the matter set forth in Commodity Futures Trading Commission Form 1-FR-FCM Statement of the Computation of the Minimum Capital Requirements (line 23 of such statement) as is in effect on the date hereof shall not, at any time from and after January 31, 2011,~~set forth on line 3910 of the Borrower's FOCUS Part 2 shall not, at any time, be less than $~~15,000,000.~~25,000,000.

Section 8.22.   *Settlement and Clearing Accounts*. The Borrower shall maintain all of its exchange settlement and clearing accounts with the Administrative Agent or one of the Affiliates or another depository satisfactory to the Administrative Agent (including Broadcort (a division of Merrill Lynch, Pierce, Fenner and Smith), Pershing LLC, and JPMorgan Chase Bank N.A.).

Section 8.23.   Compliance with OFAC Sanctions Programs. (a) Each of Holdings, ~~the Parent,~~ the Borrower shall at all times comply with the requirements of all OFAC Sanctions Programs applicable to Holdings, ~~the Parent,~~ the Borrower and shall cause each of the ~~Borrower~~ Subsidiaries to comply with the requirements of all OFAC Sanctions Programs applicable to such ~~Borrower~~ Subsidiary.

(b)   Each of Holdings, ~~the Parent,~~ the Borrower shall provide the Administrative Agent and the Lenders any information regarding Holdings, ~~the Parent,~~ the Borrower, their Affiliates, and the ~~Borrower~~ Subsidiaries necessary for the Administrative Agent and the Lenders to comply with all applicable OFAC Sanctions Programs; subject however, in the case of Affiliates, to the Borrower's ability to provide information applicable to them.

(c)   If any of Holdings, ~~the Parent~~ or the Borrower obtains actual knowledge or receives any written notice that any of Holdings, ~~the Parent~~ or the Borrower, any Affiliate or any ~~Borrower~~ Subsidiary is named on the then current OFAC SDN List (such occurrence, an *"OFAC Event"*), the Borrower shall promptly (i) give written notice to the Administrative Agent and the Lenders of such OFAC Event, and (ii) comply with all applicable laws with respect to such OFAC Event (regardless of whether the party included on the OFAC SDN List is located within the jurisdiction of the United States of America), including the OFAC Sanctions Programs, and Holdings, ~~the Parent~~ and the Borrower hereby authorize and consent to the Administrative Agent and the Lenders taking any and all steps the Administrative Agent or the Lenders deem necessary, in their sole but reasonable discretion, to avoid violation of all applicable laws with respect to any such OFAC Event, including the requirements of the OFAC Sanctions Programs (including the freezing and/or blocking of assets and reporting such action to OFAC).

SECTION 9.   EVENTS OF DEFAULT AND REMEDIES.

Section 9.1.   Events of Default. Any one or more of the following shall constitute an *"Event of Default"* hereunder:

(a)   default in the payment when due of all or any part of the principal of or interest on any Loan (whether at the stated maturity thereof or at any other time provided for in this Agreement) or of any fee or other Obligation payable hereunder or under any other Loan Document;

(b)   default in the observance or performance of any covenant set forth in Sections 8.1, 8.5, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.14, 8.15, 8,16, 8.18, 8.19 or 8.21 hereof or of any;

(c)   default in the observance or performance of any other provision hereof or of any other Loan Document which is not remedied within 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of Holdings, ~~the Parent~~ or the Borrower or (ii) written notice thereof is given to the Borrower by the Administrative Agent;

(d)   any representation or warranty made herein or in any other Loan Document or in any certificate furnished to the Administrative Agent or the Lenders pursuant hereto or thereto or in connection with any transaction contemplated hereby or thereby proves untrue in any material respect as of the date of the issuance or making or deemed making thereof;

(e)   any event occurs or condition exists (other than those described in subsections (a) through (d) above) which is specified as an event of default under any of the other Loan Documents, or any of the Loan Documents shall for any reason not be or shall cease to be in full force and effect or is declared to be null and void, or any Guarantor takes any action for the purpose of terminating, repudiating or rescinding any Loan Document executed by it or any of its obligations thereunder;

(f)   default shall occur under any Indebtedness for Borrowed Money issued, assumed or guaranteed by Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary aggregating in excess of $10,000,000, or under any indenture, agreement or other instrument under which the same may be issued, and such default shall continue for a period of time sufficient to permit the acceleration of the maturity of any such Indebtedness for Borrowed Money (whether or not such maturity is in fact accelerated), or any such Indebtedness for Borrowed Money shall not be paid when due (whether by demand, lapse of time, acceleration or otherwise);

(g)   any judgment or judgments, writ or writs or warrant or warrants of attachment, or any similar process or processes, shall be entered or filed against Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary, or against any of their Property, in an aggregate amount in excess of $10,000,000 (except to the extent fully covered by insurance pursuant to which the insurer has accepted liability therefor in writing), and which remains undischarged, unvacated, unbonded or unstayed for a period of 30 days;

(h)   Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary, or any member of its Controlled Group, shall fail to pay when due an amount or amounts aggregating in excess of $10,000,000 which it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; or notice of intent to terminate a Plan or Plans having aggregate Unfunded Vested Liabilities in excess of $10,000,000 (collectively, a *"Material Plan"*) shall be filed under Title IV of ERISA by Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary, or any other member of its Controlled Group, any plan administrator or any combination of the foregoing; or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding shall be instituted by a fiduciary of any Material Plan against Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary, or any member of its Controlled Group, to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated;

(i)   any Change of Control shall occur;

(j)   Holdings, ~~the Parent,~~ the Borrower or any ~~Borrower~~ Subsidiary shall (i) have entered involuntarily against it an order for relief under the United States Bankruptcy Code, as amended, (ii) not pay, or admit in writing its inability to pay, its debts generally as they become due, (iii) make an assignment for the benefit of creditors, (iv) apply for, seek, consent to or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its Property, (v) institute any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code, as amended, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) take any action in furtherance of any matter described in parts (i) through (v) above, or (vii) fail to contest in good faith any appointment or proceeding described in Section 9.1(k) hereof;

(k)   a custodian, receiver, trustee, examiner, liquidator or similar official shall be appointed for any of Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary, or any substantial part of any of its Property, or a proceeding described in Section 9.1(j)(v) shall be instituted against Holdings, the Borrower or any ~~Borrower~~ Subsidiary, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of 60 days; or

(l)   the membership of the Borrower on any commodities exchange or the status of the Borrower as a clearing member of any commodities exchange that has clearing members shall be terminated, revoked or suspended for any reason (other than the voluntary withdrawal by the Borrower from membership on any such exchange) or the registration of the Borrower as a futures commission merchant with the CFTC shall be suspended, revoked or terminated for any reason or the Borrower shall fail to comply with the minimum capital requirements of the CFTC and such failure to comply with the minimum capital requirements continues for five (5) Business Days.

Section 9.2.   *Non-Bankruptcy Defaults.* When any Event of Default (other than those described in subsection (j) or (k) of Section 9.1 hereof with respect to the Borrower) has occurred and is continuing, the Administrative Agent shall, by written notice to the Borrower: (a) if so directed by the Required Lenders, terminate the remaining Commitments and all other obligations of the Lenders hereunder on the date stated in such notice (which may be the date thereof); and (b) if so directed by the Required Lenders, declare the principal of and the accrued interest on all outstanding Loans to be forthwith due and payable and thereupon all outstanding Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all other amounts payable under the Loan Documents without further demand, presentment, protest or notice of any kind. The Administrative Agent, after giving notice to the Borrower pursuant to Section 9.1(c) or this Section 9.2, shall also promptly send a copy of such notice to the other Lenders, but the failure to do so shall not impair or annul the effect of such notice.

Section 9.3.   *Bankruptcy Defaults.* When any Event of Default described in subsections (j) or (k) of Section 9.1 hereof with respect to the Borrower has occurred and is continuing, then all outstanding Loans shall immediately become due and payable together with all other amounts payable under the Loan Documents without presentment, demand, protest or notice of any kind, the obligation of the Lenders to extend further credit pursuant to any of the terms hereof shall immediately terminate.

Section 9.4. *Notice of Default.* The Administrative Agent shall give notice to the Borrower under Section 9.1(c) hereof promptly upon being requested to do so by any Lender and shall thereupon notify all the Lenders thereof.

SECTION 10. THE ADMINISTRATIVE AGENT.

Section 10.1. *Appointment and Authorization of Administrative Agent.* Each Lender hereby appoints Bank of Montreal as the Administrative Agent under the Loan Documents and hereby authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto. The Lenders expressly agree that the Administrative Agent is not acting as a fiduciary of the Lenders in respect of the Loan Documents, the Borrower or otherwise, and nothing herein or in any of the other Loan Documents shall result in any duties or obligations on the Administrative Agent or any of the Lenders except as expressly set forth herein.

Section 10.2. *Administrative Agent and its Affiliates.* The Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise or refrain from exercising such rights and power as though it were not the Administrative Agent, and the Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Affiliate of the Borrower as if it were not the Administrative Agent under the Loan Documents. The term *"Lender"* as used herein and in all other Loan Documents, unless the context otherwise clearly requires, includes the Administrative Agent in its individual capacity as a Lender (if applicable).

Section 10.3. *Action by Administrative Agent.* If the Administrative Agent receives from the Borrower a written notice of an Event of Default pursuant to Section 8.5 hereof, the Administrative Agent shall promptly give each of the Lenders written notice thereof. The obligations of the Administrative Agent under the Loan Documents are only those expressly set forth therein. Without limiting the generality of the foregoing, the Administrative Agent shall not be required to take any action hereunder with respect to any Default or Event of Default, except as expressly provided in Sections 9.2 and 9.4. Unless and until the Required Lenders give such direction, the Administrative Agent may (but shall not be obligated to) take or refrain from taking such actions as it deems appropriate and in the best interest of all the Lenders. In no event, however, shall the Administrative Agent be required to take any action in violation of applicable law or of any provision of any Loan Document, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives any further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expense, and liability which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall be entitled to assume that no Default or

Event of Default exists unless notified in writing to the contrary by a Lender, or the Borrower. In all cases in which the Loan Documents do not require the Administrative Agent to take specific action, the Administrative Agent shall be fully justified in using its discretion in failing to take or in taking any action thereunder. Any instructions of the Required Lenders, or of any other group of Lenders called for under the specific provisions of the Loan Documents, shall be binding upon all the Lenders and the holders of the Obligations.

Section 10.4. *Consultation with Experts*. The Administrative Agent may consult with legal counsel, independent public accountants, and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

Section 10.5. *Liability of Administrative Agent; Credit Decision*. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection with the Loan Documents: (i) with the consent or at the request of the Required Lenders or (ii) in the absence of its own gross negligence or willful misconduct. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify: (i) any statement, warranty or representation made in connection with this Agreement, any other Loan Document or any Credit Event; (ii) the performance or observance of any of the covenants or agreements of Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary contained herein or in any other Loan Document; (iii) the satisfaction of any condition specified in Section 7 hereof, except receipt of items required to be delivered to the Administrative Agent; or (iv) the validity, effectiveness, genuineness, enforceability, perfection, value, worth or collectibility hereof or of any other Loan Document or of any other documents or writing furnished in connection with any Loan Document; and the Administrative Agent makes no representation of any kind or character with respect to any such matter mentioned in this sentence. The Administrative Agent may execute any of its duties under any of the Loan Documents by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders, the Borrower, or any other Person for the default or misconduct of any such agents or attorneys-in-fact selected with reasonable care. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, other document or statement (whether written or oral) believed by it to be genuine or to be sent by the proper party or parties. In particular and without limiting any of the foregoing, the Administrative Agent shall have no responsibility for confirming the accuracy of any compliance certificate or other document or instrument received by it under the Loan Documents. The Administrative Agent may treat the payee of any Obligation as the holder thereof until written notice of transfer shall have been filed with the Administrative Agent signed by such payee in form satisfactory to the Administrative Agent. Each Lender acknowledges that it has independently and without reliance on the Administrative Agent or any other Lender, and based upon such information, investigations and inquiries as it deems appropriate, made its own credit analysis and decision to extend credit to the Borrower in the manner set forth in the Loan Documents. It shall be the responsibility of each Lender to keep itself informed as to the creditworthiness of Holdings, ~~the Parent,~~ the Borrower and the ~~Borrower~~ Subsidiaries, and the Administrative Agent shall have no liability to any Lender with respect thereto.

Section 10.6.   Indemnity. The Lenders shall ratably, in accordance with their respective Percentages, indemnify and hold the Administrative Agent, and its directors, officers, employees, agents, and representatives harmless from and against any liabilities, losses, costs or expenses suffered or incurred by it under any Loan Document or in connection with the transactions contemplated thereby, regardless of when asserted or arising, except to the extent they are promptly reimbursed for the same by the Borrower and except to the extent that any event giving rise to a claim was caused by the gross negligence or willful misconduct of the party seeking to be indemnified. The obligations of the Lenders under this Section shall survive termination of this Agreement. The Administrative Agent shall be entitled to offset amounts received for the account of a Lender under this Agreement against unpaid amounts due from such Lender to the Administrative Agent hereunder (whether as fundings of participations, indemnities or otherwise), but shall not be entitled to offset against amounts owed to the Administrative Agent by any Lender arising outside of this Agreement and the other Loan Documents.

Section 10.7.   Resignation of Administrative Agent and Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, and the Borrower. Upon any such resignation of the Administrative Agent, the Required Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent's giving of notice of resignation then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which may be any Lender hereunder or any commercial bank, or an Affiliate of a commercial bank, having an office in the United States of America and having a combined capital and surplus of at least $200,000,000. Upon the acceptance of its appointment as the Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent under the Loan Documents, and the retiring Administrative Agent shall be discharged from its duties and obligations thereunder.   After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Section 10 and all protective provisions of the other Loan Documents shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent, but no successor Administrative Agent shall in any event be liable or responsible for any actions of its predecessor. If the Administrative Agent resigns and no successor is appointed, the rights and obligations of such Administrative Agent shall be automatically assumed by the Required Lenders and the Borrower shall be directed to make all payments due each Lender hereunder directly to such Lender.

Section 10.8.   Swing Line Lender. The Swing Line Lender shall act on behalf of the Lenders with respect to the Swing Loans made hereunder. The Swing Line Lender shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 10 with respect to any acts taken or omissions suffered by the Swing Line Lender in connection with Swing Loans made or to be made hereunder as fully as if the term "Administrative Agent", as used in this Section 10, included the Swing Line Lender with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such Swing Line Lender, as applicable.

Section 10.9.   Designation of Additional Agents. The Administrative Agent shall have the continuing right, for purposes hereof, at any time and from time to time to designate one or more of the Lenders (and/or its or their Affiliates) as "syndication agents," "documentation agents," "book runners," "lead arrangers," "arrangers," or other designations for purposes hereto, but such designation shall have no substantive effect, and such Lenders and their Affiliates shall have no additional powers, duties or responsibilities as a result thereof.

SECTION 11.   THE GUARANTEES.

Section 11.1.   The Guarantees. To induce the Lenders to provide the credits described herein and in consideration of benefits expected to accrue to the Borrower by reason of the Commitments and for other good and valuable consideration, receipt of which is hereby acknowledged, Holdings, the Parent and each ~~Borrower~~ Subsidiary party hereto (including any ~~Borrower~~ Subsidiary executing an Additional Guarantor Supplement in the form attached hereto as Exhibit D or such other form acceptable to the Administrative Agent) hereby unconditionally and irrevocably guarantees jointly and severally to the Administrative Agent, the Lenders and their Affiliates, the due and punctual payment of all present and future Obligations including, but not limited to, the due and punctual payment of principal of and interest on the Loans, and the due and punctual payment of all other Obligations now or hereafter owed by the Borrower under the Loan Documents, in each case as and when the same shall become due and payable, whether at stated maturity, by acceleration, or otherwise, according to the terms hereof and thereof (including all interest, costs, fees, and charges after the entry of an order for relief against the Borrower or such other obligor in a case under the United States Bankruptcy Code or any similar proceeding, whether or not such interest, costs, fees and charges would be an allowed claim against the Borrower or any such obligor in any such proceeding). In case of failure by the Borrower or other obligor punctually to pay any Obligations, guaranteed hereby, each Guarantor hereby unconditionally agrees to make such payment or to cause such payment to be made punctually as and when the same shall become due and payable, whether at stated maturity, by acceleration, or otherwise, and as if such payment were made by the Borrower or such obligor.

Section 11.2.   Guarantee Unconditional. The obligations of each Guarantor under this Section 11 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, or otherwise affected by:

(a)   any extension, renewal, settlement, compromise, waiver, or release in respect of any obligation of the Borrower or other obligor or of any other guarantor under this Agreement or any other Loan Document or by operation of law or otherwise;

(b)   any modification or amendment of or supplement to this Agreement or any other Loan Document;

(c)   any change in the corporate existence, structure, or ownership of, or any insolvency, bankruptcy, reorganization, or other similar proceeding affecting, the Borrower or other obligor, any other guarantor, or any of their respective assets, or any resulting release or discharge of any obligation of the Borrower or other obligor or of any other guarantor contained in any Loan Document;

(d)   the existence of any claim, set-off, or other rights which the Borrower or other obligor or any other guarantor may have at any time against the Administrative Agent, any Lender or any other Person, whether or not arising in connection herewith;

(e)   any failure to assert, or any assertion of, any claim or demand or any exercise of, or failure to exercise, any rights or remedies against the Borrower or other obligor, any other guarantor, or any other Person or Property;

(f)   any application of any sums by whomsoever paid or howsoever realized to any obligation of the Borrower or other obligor, regardless of what obligations of the Borrower or other obligor remain unpaid;

(g)   any invalidity or unenforceability relating to or against the Borrower or other obligor or any other guarantor for any reason of this Agreement or of any other Loan Document or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower or other obligor or any other guarantor of the principal of or interest on any Loan or any other amount payable under the Loan Documents; or

(h)   any other act or omission to act or delay of any kind by the Administrative Agent, any Lender, or any other Person or any other circumstance whatsoever that might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the obligations of any Guarantor under this Section 11.

Section 11.3.   *Discharge Only upon Payment in Full; Reinstatement in Certain Circumstances*. Each Guarantor's obligations under this Section 11 shall remain in full force and effect until the Commitments are terminated and the principal of and interest on the Loans and all other amounts payable by the Borrower and the Guarantors under this Agreement and all other Loan Documents shall have been paid in full. If at any time any payment of the principal of or interest on any Loan or any other amount payable by the Borrower or other obligor or any Guarantor under the Loan Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy, or reorganization of the Borrower or other obligor or of any guarantor, or otherwise, each Guarantor's obligations under this Section 11 with respect to such payment shall be reinstated at such time as though such payment had become due but had not been made at such time.

Section 11.4.   *Subrogation*. Each Guarantor agrees it will not exercise any rights which it may acquire by way of subrogation by any payment made hereunder, or otherwise, until all the Obligations shall have been paid in full subsequent to the termination of all the Commitments. If any amount shall be paid to a Guarantor on account of such subrogation rights at any time prior to the later of (x) the payment in full of the Obligations and all other amounts payable by the Borrower hereunder and the other Loan Documents and (y) the termination of the Commitment such amount shall be held in trust for the benefit of the Administrative Agent, and the Lenders (and their Affiliates) and shall forthwith be paid to the Administrative Agent for the benefit of the Lenders (and their Affiliates) or be credited and applied upon the Obligations whether matured or unmatured, in accordance with the terms of this Agreement.

Section 11.5. Waivers. Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest, and any notice not provided for herein, as well as any requirement that at any time any action be taken by the Administrative Agent, any Lender, or any other Person against the Borrower or other obligor, another guarantor, or any other Person.

Section 11.6. Limit on Recovery. Notwithstanding any other provision hereof, the right of recovery against each Guarantor under this Section 11 shall not exceed $1.00 less than the lowest amount which would render such Guarantor's obligations under this Section 11 void or avoidable under applicable law, including, without limitation, fraudulent conveyance law.

Section 11.7. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower or other obligor under this Agreement or any other Loan Document is stayed upon the insolvency, bankruptcy or reorganization of the Borrower or such obligor, all such amounts otherwise subject to acceleration under the terms of this Agreement or the other Loan Documents, shall nonetheless be payable by the Guarantors hereunder forthwith on demand by the Administrative Agent made at the request of the Required Lenders.

Section 11.8. Benefit to Guarantors. The Borrower and the Guarantors are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of the Borrower has a direct impact on the success of each Guarantor. Each Guarantor will derive substantial direct and indirect benefit from the extensions of credit hereunder.

Section 11.9. Guarantor Covenants. Each Guarantor shall take such action as the Borrower is required by this Agreement to cause such Guarantor to take, and shall refrain from taking such action as the Borrower is required by this Agreement to prohibit such Guarantor from taking.

SECTION 12. MISCELLANEOUS.

Section 12.1. Withholding Taxes. (a) *Payments Free of Withholding.* Except as otherwise required by law and subject to Section 12.1(b) hereof, each payment by the Borrower and the Guarantors under this Agreement or the other Loan Documents shall be made without withholding for or on account of any present or future taxes (other than overall net income taxes on the recipient) imposed by or within the jurisdiction in which the Borrower or such Guarantor is domiciled, any jurisdiction from which the Borrower or such Guarantor makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required, the Borrower or such Guarantor shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon, and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Lender, and the Administrative Agent free and clear of such taxes (including such taxes on such additional amount) is equal to the amount which that Lender or the Administrative Agent (as the case may be) would have received had such withholding not been made. If the Administrative Agent or any Lender pays any amount in respect of any such taxes, penalties or interest, the Borrower or such Guarantor shall reimburse the Administrative Agent or such Lender for that payment on demand in the currency in which such payment was made. If the Borrower or such Guarantor pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Lender or Administrative Agent on whose account such withholding was made (with a copy to the Administrative Agent if not the recipient of the original) on or before the thirtieth day after payment.

(b) *U.S. Withholding Tax Exemptions*. Each Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent on or before the date the initial Credit Event is made hereunder or, if later, the date such financial institution becomes a Lender hereunder, two duly completed and signed copies of (i) either Form W-8 BEN (relating to such Lender and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Lender, including fees, pursuant to the Loan Documents and the Obligations) or Form W-8 ECI (relating to all amounts to be received by such Lender, including fees, pursuant to the Loan Documents and the Obligations) of the United States Internal Revenue Service or (ii) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a Form W-8 BEN, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code). Thereafter and from time to time, each Lender shall submit to the Borrower and the Administrative Agent such additional duly completed and signed copies of one or the other of such Forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) and such other certificates as may be (i) requested by the Borrower in a written notice, directly or through the Administrative Agent, to such Lender and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Lender, including fees, pursuant to the Loan Documents or the Obligations. Upon the request of the Borrower or the Administrative Agent, each Lender that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent a certificate to the effect that it is such a United States person.

(c) *Inability of Lender to Submit Forms*. If any Lender determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Borrower or the Administrative Agent any form or certificate that such Lender is obligated to submit pursuant to subsection (b) of this Section 12.1 or that such Lender is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Lender shall promptly notify the Borrower and Administrative Agent of such fact and the Lender shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.

Section 12.2.   No Waiver, Cumulative Remedies. No delay or failure on the part of the Administrative Agent, or any Lender, or on the part of the holder or holders of any of the Obligations, in the exercise of any power or right under any Loan Document shall operate as a waiver thereof or as an acquiescence in any default, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right. The rights and remedies hereunder of the Administrative Agent, the Lenders, and of the holder or holders of any of the Obligations are cumulative to, and not exclusive of, any rights or remedies which any of them would otherwise have.

Section 12.3.   *Non-Business Days*. If any payment hereunder becomes due and payable on a day which is not a Business Day, the due date of such payment shall be extended to the next succeeding Business Day on which date such payment shall be due and payable. In the case of any payment of principal falling due on a day which is not a Business Day, interest on such principal amount shall continue to accrue during such extension at the rate per annum then in effect, which accrued amount shall be due and payable on the next scheduled date for the payment of interest.

Section 12.4.   *Documentary Taxes*.   The Borrower agrees to pay on demand any documentary, stamp or similar taxes payable in respect of this Agreement or any other Loan Document, including interest and penalties, in the event any such taxes are assessed, irrespective of when such assessment is made and whether or not any credit is then in use or available hereunder.

Section 12.5.   *Survival of Representations*. All representations and warranties made herein or in any other Loan Document or in certificates given pursuant hereto or thereto shall survive the execution and delivery of this Agreement and the other Loan Documents, and shall continue in full force and effect with respect to the date as of which they were made as long as any credit is in use or available hereunder.

Section 12.6.   *Survival of Indemnities*. All indemnities and other provisions relative to reimbursement to the Lenders of amounts sufficient to protect the yield of the Lenders with respect to the Loans, including but not limited to Section 12.15 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations.

Section 12.7.   *Sharing of Set-Off*. Each Lender agrees with each other Lender a party hereto that if such Lender shall receive and retain any payment, whether by set-off or application of deposit balances or otherwise, on any of the Loans in excess of its ratable share of payments on all such Obligations then outstanding to the Lenders, then such Lender shall purchase for cash at face value, but without recourse, ratably from each of the other Lenders such amount of the Loans, or participations therein, held by each such other Lenders (or interest therein) as shall be necessary to cause such Lender to share such excess payment ratably with all the other Lenders; *provided, however,* that if any such purchase is made by any Lender, and if such excess payment or part thereof is thereafter recovered from such purchasing Lender, the related purchases from the other Lenders shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest.

Section 12.8.   *Notices*. Except as otherwise specified herein, all notices hereunder and under the other Loan Documents shall be in writing (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereafter specify by notice to the Administrative Agent and the Borrower given by courier, by United States certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices under the Loan Documents to any Lender shall be addressed to its address or telecopier number set forth on its Administrative Questionnaire; and notices under the Loans Documents to the Borrower, any Guarantor or the Administrative Agent shall be addressed to its respective address or telecopier number set forth below:

<table>
<tr><td>to the Borrower or any Guarantor:</td><td>to the Administrative Agent:</td></tr>
<tr><td>INTL FCStone, LLC Financial Inc.
1251 NW Briarcliff Parkway, Suite 800
Kansas City, Missouri 64116
Attention: Bill Dunaway
Telephone: (816) 410-7129
Telecopy: (816) 410-7450</td><td>Bank of Montreal
115 South LaSalle Street
Chicago, Illinois 60603
Attention: Futures and Securities Division
Telephone: (312) 461-6751
Telecopy: (312) 765-8353</td></tr>
</table>

Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in this Section or in the relevant Administrative Questionnaire and a confirmation of such telecopy has been received by the sender, (ii) if given by mail, 5 days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified in this Section or in the relevant Administrative Questionnaire; *provided* that any notice given pursuant to Section 1 hereof shall be effective only upon receipt.

Section 12.9.   *Counterparts*.   This Agreement may be executed in any number of counterparts, and by the different parties hereto on separate counterpart signature pages, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 12.10.   *Successors and Assigns*. This Agreement shall be binding upon the Borrower and the Guarantors and their successors and assigns, and shall inure to the benefit of the Administrative Agent, and each of the Lenders, and the benefit of their respective successors and assigns, including any subsequent holder of any of the Obligations.   The Borrower and the Guarantors may not assign any of their rights or obligations under any Loan Document without the written consent of all of the Lenders.

Section 12.11.   *Participants*. Each Lender shall have the right at its own cost to grant participations (to be evidenced by one or more agreements or certificates of participation) in the Loans made and/or Commitments held by such Lender at any time and from time to time to one or more other Persons; provided that no such participation shall relieve any Lender of any of its obligations under this Agreement, and, provided, further that no such participant shall have any rights under this Agreement except as provided in this Section, and the Administrative Agent shall have no obligation or responsibility to such participant. Any agreement pursuant to which such participation is granted shall provide that the granting Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower under this Agreement and the other Loan Documents including, without limitation, the right to approve any amendment, modification or waiver of any provision of the Loan Documents, except that such agreement may provide that such

Lender will not agree to any modification, amendment or waiver of the Loan Documents that would reduce the amount of or postpone any fixed date for payment of any Obligation in which such participant has an interest. The Borrower authorizes each Lender to disclose to any participant or prospective participant under this Section any financial or other information pertaining to the Borrower or any ~~Borrower~~ Subsidiary.

Section 12.12.   Assignments. (a) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts. (A) In the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) in any case not described in subsection (a)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent or, if "Effective Date" is specified in the Assignment and Acceptance, as of the Effective Date) shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);

(ii)   Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Credits on a non-pro rata basis.

(iii)   Required Consents.   No consent shall be required for any assignment except to the extent required by Section 12.12(a)(i)(B) and, in addition:

(a)   the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund;

(b)   the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Credit if such assignment is to a Person that is not a Lender with a Commitment in respect of such facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(d)   the consent of the Swing Line Lender (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Swing Loans (whether or not then outstanding).

(iv)   *Assignment and Acceptance*.   The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)   *No Assignment to Holdings, ~~Parent,~~ Borrower or ~~Borrower~~ Subsidiary*.   No such assignment shall be made to Holdings, ~~the Parent,~~ the Borrower or any of their Affiliates or ~~Borrower~~ Subsidiaries.

(vi)   *No Assignment to Natural Persons*.   No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 12.12(b) hereof, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 12.6 and 12.15 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.11 hereof.

(b)   *Register*. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices in Chicago, Illinois, a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the *"Register"*). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(c)   Any Lender may at any time pledge or grant a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any such pledge or grant to a Federal Reserve Bank, and this Section shall not apply to any such pledge or grant of a security interest; *provided* that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or secured party for such Lender as a party hereto; *provided further, however,* the right of any such pledgee or grantee (other than any Federal Reserve Bank) to further transfer all or any portion of the rights pledged or granted to it, whether by means of foreclosure or otherwise, shall be at all times subject to the terms of this Agreement.

(d)   Notwithstanding anything to the contrary herein, if at any time the Swing Line Lender assigns all of its Commitments and Revolving Loans pursuant to subsection (a) above, the Swing Line Lender may terminate the Swing Line. In the event of such termination of the Swing Line, the Borrower shall be entitled to appoint another Lender to act as the successor Swing Line Lender hereunder (with such Lender's consent); *provided, however,* that the failure of the Borrower to appoint a successor shall not affect the resignation of the Swing Line Lender. If the Swing Line Lender terminates the Swing Line, it shall retain all of the rights of the Swing Line Lender provided hereunder with respect to Swing Loans made by it and outstanding as of the effective date of such termination, including the right to require Lenders to make Revolving Loans or fund participations in outstanding Swing Loans pursuant to Section 1.5 hereof.

Section 12.13.   Amendments. Any provision of this Agreement or the other Loan Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by (a) the Borrower, (b) the Required Lenders, and (c) if the rights or duties of the Administrative Agent, or the Swing Line Lender are affected thereby, the Administrative Agent, or the Swing Line Lender, as applicable; *provided* that:

(i)   no amendment or waiver pursuant to this Section 12.13 shall (A) increase any Commitment of any Lender without the consent of such Lender or (B) reduce the amount of or postpone the date for any scheduled payment of any principal of or interest on any Loan or of any fee payable hereunder without the consent of the Lender to which such payment is owing or which has committed to make such Loan hereunder;

(ii)   no amendment or waiver pursuant to this Section 12.13 shall, unless signed by each Lender, extend the Termination Date, change the definition of Required Lenders, change the provisions of this Section 12.13, release any material guarantor (except as otherwise provided for in the Loan Documents), or affect the number of Lenders required to take any action hereunder or under any other Loan Document; and

(iii)   no amendment to Section 11 hereof shall be made without the consent of the Guarantor(s) affected thereby.

Section 12.14.   Headings. Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.

Section 12.15.   Costs and Expenses; Indemnification. The Borrower agrees to pay all out-of-pocket costs and expenses of the Administrative Agent in connection with the preparation, negotiation, syndication, and administration of the Loan Documents, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent, in connection with the preparation and execution of the Loan Documents, and any amendment, waiver or consent related thereto, whether or not the transactions contemplated herein are consummated. The Borrower agrees to pay to the Administrative Agent, and each Lender, and any other holder of any

Obligations outstanding hereunder, all out-of-pocket costs and expenses reasonably incurred or paid by the Administrative Agent, such Lender, or any such holder, including reasonable attorneys' fees and disbursements and court costs, in connection with any Default or Event of Default hereunder or in connection with the enforcement of any of the Loan Documents (including all such costs and expenses incurred in connection with any proceeding under the United States Bankruptcy Code involving the Borrower or any Guarantor as a debtor thereunder). The Borrower further agrees to indemnify the Administrative Agent, each Lender, and any security trustee therefor, and their respective directors, officers, employees, agents, financial advisors, and consultants (each such Person being called an *"Indemnitee"*) against all losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all reasonable fees and disbursements of counsel for any such Indemnitee and all reasonable expenses of litigation or preparation therefor, whether or not the Indemnitee is a party thereto, or any settlement arrangement arising from or relating to any such litigation) which any of them may pay or incur arising out of or relating to any Loan Document or any of the transactions contemplated thereby or the direct or indirect application or proposed application of the proceeds of any Loan, other than those which arise from the gross negligence or willful misconduct of the party claiming indemnification. The Borrower, upon demand by the Administrative Agent, or a Lender at any time, shall reimburse the Administrative Agent or such Lender for any legal or other expenses (including, without limitation, all reasonable fees and disbursements of counsel for any such Indemnitee) incurred in connection with investigating or defending against any of the foregoing (including any settlement costs relating to the foregoing) except if the same is directly due to the gross negligence or willful misconduct of the party to be indemnified. To the extent permitted by applicable law, neither the Borrower nor any Guarantor shall assert, and each such Person hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or the other Loan Documents or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. The obligations of the Borrower under this Section shall survive the termination of this Agreement.

Section 12.16.   Set-off. In addition to any rights now or hereafter granted under the Loan Documents or applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default, each Lender, each subsequent holder of any Obligation, and each of their respective affiliates, is hereby authorized by the Borrower and each Guarantor at any time or from time to time, without notice to the Borrower, any Guarantor or to any other Person, any such notice being hereby expressly waived, to set-off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, indebtedness evidenced by certificates of deposit, whether matured or unmatured, and in whatever currency denominated, but not including trust accounts) and any other indebtedness at any time held or owing by that Lender, subsequent holder, or affiliate, to or for the credit or the account of the Borrower or such Guarantor, whether or not matured, against and on account of the Obligations of the Borrower or such Guarantor to that Lender, or subsequent holder under the Loan Documents, including, but not limited to, all claims of any nature or description arising out of or connected with the Loan Documents, irrespective of whether or not (a) that Lender, or subsequent holder shall have made any demand hereunder or (b) the principal of or the interest on the Loans and other amounts due hereunder shall have become due and payable pursuant to Section 9 and although said obligations and liabilities, or any of them, may be contingent or unmatured.

Section 12.17.   *Entire Agreement*. The Loan Documents constitute the entire understanding of the parties thereto with respect to the subject matter thereof and any prior agreements, whether written or oral, with respect thereto are superseded hereby.

Section 12.18.   *Governing Law*. This Agreement and the other Loan Documents (except as otherwise specified therein), and the rights and duties of the parties hereto, shall be construed and determined in accordance with the internal laws of the State of Illinois.

Section 12.19.   *Severability of Provisions*. Any provision of any Loan Document which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. All rights, remedies and powers provided in this Agreement and the other Loan Documents may be exercised only to the extent that the exercise thereof does not violate any applicable mandatory provisions of law, and all the provisions of this Agreement and other Loan Documents are intended to be subject to all applicable mandatory provisions of law which may be controlling and to be limited to the extent necessary so that they will not render this Agreement or the other Loan Documents invalid or unenforceable.

Section 12.20.   *Excess Interest*. Notwithstanding any provision to the contrary contained herein or in any other Loan Document, no such provision shall require the payment or permit the collection of any amount of interest in excess of the maximum amount of interest permitted by applicable law to be charged for the use or detention, or the forbearance in the collection, of all or any portion of the Loans or other obligations outstanding under this Agreement or any other Loan Document (*"Excess Interest"*). If any Excess Interest is provided for, or is adjudicated to be provided for, herein or in any other Loan Document, then in such event (a) the provisions of this Section shall govern and control, (b) neither the Borrower nor any guarantor or endorser shall be obligated to pay any Excess Interest, (c) any Excess Interest that the Administrative Agent or any Lender may have received hereunder shall, at the option of the Administrative Agent, be (i) applied as a credit against the then outstanding principal amount of Obligations hereunder and accrued and unpaid interest thereon (not to exceed the maximum amount permitted by applicable law), (ii) refunded to the Borrower, or (iii) any combination of the foregoing, (d) the interest rate payable hereunder or under any other Loan Document shall be automatically subject to reduction to the maximum lawful contract rate allowed under applicable usury laws (the *"Maximum Rate"*), and this Agreement and the other Loan Documents shall be deemed to have been, and shall be, reformed and modified to reflect such reduction in the relevant interest rate, and (e) neither the Borrower nor any guarantor or endorser shall have any action against the Administrative Agent or any Lender for any damages whatsoever arising out of the payment or collection of any Excess Interest. Notwithstanding the foregoing, if for any period of time interest on any of Borrower's Obligations is calculated at the Maximum Rate rather than the applicable rate under this Agreement, and thereafter such applicable rate becomes less than the Maximum Rate, the rate of interest payable on the Borrower's Obligations shall remain at the Maximum Rate until the Lenders have received the amount of interest which such Lenders would have received during such period on the Borrower's Obligations had the rate of interest not been limited to the Maximum Rate during such period.

Section 12.21.   Construction. The parties acknowledge and agree that the Loan Documents shall not be construed more favorably in favor of any party hereto based upon which party drafted the same, it being acknowledged that all parties hereto contributed substantially to the negotiation of the Loan Documents. The provisions of this Agreement relating to ~~Borrower~~ Subsidiaries shall only apply during such times as the Borrower has one or more ~~Borrower~~ Subsidiaries. NOTHING CONTAINED HEREIN SHALL BE DEEMED OR CONSTRUED TO PERMIT ANY ACT OR OMISSION WHICH IS PROHIBITED BY THE TERMS OF ANY COLLATERAL DOCUMENT, THE COVENANTS AND AGREEMENTS CONTAINED HEREIN BEING IN ADDITION TO AND NOT IN SUBSTITUTION FOR THE COVENANTS AND AGREEMENTS CONTAINED IN THE COLLATERAL DOCUMENTS.

Section 12.22.   Lender's Obligations Several. The obligations of the Lenders hereunder are several and not joint. Nothing contained in this Agreement and no action taken by the Lenders pursuant hereto shall be deemed to constitute the Lenders a partnership, association, joint venture or other entity.

Section 12.23.   Submission to Jurisdiction; Waiver of Jury Trial. The Borrower and the Guarantors hereby submit to the nonexclusive jurisdiction of the United States District Court for the Northern District of Illinois and of any Illinois State court sitting in the City of Chicago for purposes of all legal proceedings arising out of or relating to this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby. The Borrower and the Guarantors irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. THE BORROWER, THE GUARANTORS, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 12.24.   USA Patriot Act. Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the *"Act"*) hereby notifies the Borrower that pursuant to the requirements of the Act, it is required to obtain, verify, and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

Section 12.25.   Confidentiality. Each of the Administrative Agent and, the Lenders severally agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors to the extent any such Person has a need to know such Information (it being understood that the Persons to whom such disclosure is made will first be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any ~~Borrower~~ Subsidiary and its obligations, (g) with the prior written consent of the Borrower, (h) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrower or any ~~Borrower~~ Subsidiary or any of their directors, officers, employees or agents, including accountants, legal counsel and other advisors, (i) to rating agencies if requested or required by such agencies in connection with a rating relating to the Loans or Commitments hereunder, or (j) to entities which compile and publish information about the syndicated loan market, *provided* that only basic information about the pricing and structure of the transaction evidenced hereby may be disclosed pursuant to this subsection (j). For purposes of this Section, *"Information"* means all information received from the Borrower or any of the ~~Borrower~~ Subsidiaries or from any other Person on behalf of the Borrower or any ~~Borrower~~ Subsidiary relating to the Borrower or any ~~Borrower~~ Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower or any of the ~~Borrower~~ Subsidiaries or from any other Person on behalf of the Borrower or any of the ~~Borrower~~ Subsidiaries.

Section 12.26.   Removal of Lenders and Assignment of Interests. (a) *Removal of Lenders and Assignment of Interests.* Bank of America, N.A. (the *"Departing Lender"*) hereby agrees to sell and assign without representation, recourse, or warranty (except that the Departing Lender represents it has authority to execute and deliver this Agreement and sell its Obligations contemplated hereby, which Obligations are owned by the Departing Lender free and clear of all Liens), and upon the satisfaction of the conditions precedent set forth in Section 7.2 hereof the Lenders hereby agree to purchase, 100% of the Departing Lender's outstanding Obligations under the Existing Credit Agreement and the Loan Documents (including, without limitation, all of the indebtedness evidenced by the Note (if any) held by the Departing Lender) for a purchase price equal to the outstanding principal balance of Loans and accrued but unpaid interest and fees owed to the Departing Lender under the Existing Credit Agreement as of the Closing Date, which purchase price shall be paid in immediately available funds on the Closing Date. Such purchases and sales shall be arranged through the Administrative Agent and the Departing Lender hereby agrees to execute such further instruments and documents, if any, as the Administrative Agent may reasonably request in connection therewith. Upon the execution and delivery of this Agreement by the Departing Lender, the Lenders, the Borrower and the Guarantors and the payment of the Obligations owing to the Departing Lender, the Departing Lender shall cease to be a Lender under the Credit Agreement and the other Loan Documents and (i) the Lenders shall have the rights of the Departing Lender thereunder subject to the terms and conditions hereof and (ii) the Departing Lender shall have relinquished its rights (other than rights to indemnification and reimbursements referred to in the Existing Credit Agreement which survive the repayment of the Obligations owed to the Departing Lender in accordance with its terms, including Section 12.15 thereof) and be released from their obligations under the Existing Credit Agreement. The parties hereto agree that, except as provided for in the preceding sentence, all references in the Loan Documents to the Lenders or any Lender shall from and after the date hereof no longer include the Departing Lender.

[SIGNATURE PAGES TO FOLLOW]

This Amended and Restated Credit Agreement is entered into between us for the uses and purposes hereinabove set forth as of the date first above written.

"BORROWER"

INTL FCSTONE, LLC FINANCIAL INC.

By _____
    Name _____
    Title _____

"GUARANTORS"

INTL FCSTONE GROUP, INC.

By _____
    Name _____
    Title (F/K/A INTERNATIONAL ASSETS HOLDING CORPORATION)

By _____
    Name _____
    Title _____

By _____
    Name _____
    Title _____

"ADMINISTRATIVE AGENT"

BANK OF MONTREAL, as Administrative Agent

By
    Name   _____
    Title   _____

"LENDER"

BMO CAPITAL MARKETS FINANCING, INC.

By _____
    Name _____
    Title _____

"*DEPARTING LENDER*"

BANK OF AMERICA, N.A.

By

    Name _____

    Title _____

NOTICE OF BORROWING

Date: _____, ____

To: Bank of Montreal, as Administrative Agent for the Lenders parties to the Amended and Restated Credit Agreement dated as of June 21, 2010 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), among INTL FCStone Financial Inc. (f/k/a INTL FCStone Securities Inc. and as successor by merger to FCStone, LLC, and referred to herein as the *"Borrower")*, the Guarantors party thereto certain Lenders party thereto, and Bank of Montreal, as Administrative Agent

Ladies and Gentlemen:

The undersigned, FCStone, LLC (the "Borrower"), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.6 of the Credit Agreement, of the Borrowing specified below:

1.   The Business Day of the proposed Borrowing is _____, ____.

2.   The aggregate amount of the proposed Borrowing is $_____.

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing, before and after giving effect thereto and to the application of the proceeds therefrom:

(a)   the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date); and

(b)   no Default or Event of Default has occurred and is continuing or would result from such proposed Borrowing.

INTL FCSTONE, LLC FINANCIAL INC.

By _____
     Name _____
     Title _____

EXHIBIT B-1

REVOLVING NOTE

_____, 2010

FOR VALUE RECEIVED, the undersigned, INTL FCStone Financial Inc., a Florida corporation (f/k/a INTL FCStone Securities Inc.), as successor by merger to FCStone, LLC, an Iowa limited liability company (the *"Borrower"*), hereby promises to pay to _____ (the *"Lender"*) or its registered assigns on the Termination Date of the hereinafter defined Credit Agreement, at the principal office of the Administrative Agent in Chicago Illinois (or such other location as the Administrative Agent may designate to the Borrower), in immediately available funds, the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is one of the Revolving Notes referred to in the Amended and Restated Credit Agreement dated as of June 21, 2010 among the Borrower, the Guarantors party thereto, the Lenders parties thereto, and Bank of Montreal, as Administrative Agent (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), and this Note and the holder hereof are entitled to all the benefits provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois. This Note is issued in replacement of that certain Revolving Note dated as of July 23, 2008 from FCStone, LLC.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

INTL FCSTONE, LLC FINANCIAL INC.

By _____
    Name _____
    Title _____

SWING NOTE

_____, 2010

FOR VALUE RECEIVED, the undersigned, INTL FCStone Financial Inc., a Florida corporation (f/k/a INTL FCStone Securities Inc.), as successor by merger to FCStone, LLC, an Iowa limited liability company (the *"Borrower"*), hereby promises to pay to BMO Capital Markets Financing, Inc. (the *"Lender"*) or its registered assigns on the Termination Date of the hereinafter defined Credit Agreement, at the principal office of the Administrative Agent in Chicago, Illinois (or such other location as the Administrative Agent may designate to the Borrower), in immediately available funds, the aggregate unpaid principal amount of all Swing Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Swing Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is the Swing Note referred to in the Amended and Restated Credit Agreement dated as of June 21, 2010 among the Borrower, the Guarantors party thereto, the Lenders parties thereto, and Bank of Montreal, as Administrative Agent (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), and this Note and the holder hereof are entitled to all the benefits provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois. This Note is issued in replacement of that certain Swing Note dated as of July 23, 2008 from FCStone, LLC.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

INTL FCStone, LLC FINANCIAL INC.

By _____
    Name _____
    Title _____

EXHIBIT C

INTL FCStone, LLC Financial Inc.

COMPLIANCE CERTIFICATE

To: Bank of Montreal, as Administrative Agent
        under, and the Lenders parties to, the Credit
        Agreement described below

This Compliance Certificate is furnished to the Administrative Agent, and the Lenders pursuant to that certain Amended and Restated Credit Agreement dated as of June 21, 2010 among us (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*). Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1.   I am the duly elected _____ of INTL FCStone Financial Inc., a Florida corporation (f/k/a INTL FCStone Securities Inc.), as successor by merger to FCStone, LLC;

2.   I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of Holdings, the Parent, the Borrower and the Borrower Subsidiaries during the accounting period covered by the attached financial statements;

3.   The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or the occurrence of any event which constitutes a Default or Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Compliance Certificate, except as set forth below;

4.   The financial statements required by Section 8.5 of the Credit Agreement and being furnished to you concurrently with this Compliance Certificate are true, correct and complete as of the date and for the periods covered thereby; and

5.   The Schedule I hereto sets forth financial data and computations evidencing the Borrower's compliance with certain covenants of the Credit Agreement, all of which data and computations are, to the best of my knowledge, true, complete and correct and have been made in accordance with the relevant Sections of the Credit Agreement.

Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event:

_____
_____
_____
_____

       The foregoing certifications, together with the computations set forth in Schedule I hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this _____ day of _____ 20___.

INTL FCSTONE, LLC FINANCIAL INC.

By _____
     Name _____
     Title _____

SCHEDULE I
TO COMPLIANCE CERTIFICATE

INTL FCSTONE, LLC FINANCIAL INC.

COMPLIANCE CALCULATIONS
FOR AMENDED AND RESTATED CREDIT AGREEMENT
DATED AS OF JUNE 21, 2010, AS AMENDED

CALCULATIONS AS OF ______________, ________

Section 8.21

(a)	Tangible Net Worth (minimum $100,000,000120,000,000)	$________________________
(b)	Net Income for the twelve months then ended (cannot be less than ($15,000,000))	___________________(yes/no)
(c)	Excess Net Capital per 1-FR-FCM Statement of Computation of the Minimum Capital Requirements (minimum $15,000,00025,000,000)	$________________________

EXHIBIT D

ADDITIONAL GUARANTOR SUPPLEMENT

_____, ___

Bank of Montreal, as Administrative Agent for the Lenders parties to the Amended and Restated Credit Agreement dated as of June 21, 2010 among INTL FCStone Financial Inc. (f/k/a INTL FCStone Securities Inc., as successor by merger to FCStone, LLC), as Borrower, the Guarantors referred to therein, the Lenders parties thereto from time to time, and the Administrative Agent (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*)

Ladies and Gentlemen:

Reference is made to the Credit Agreement described above. Terms not defined herein which are defined in the Credit Agreement shall have for the purposes hereof the meaning provided therein.

The undersigned, **[name of~~ Borrower~~ Subsidiary Guarantor]**, a **[jurisdiction of incorporation or organization]** hereby elects to be a *"Guarantor"* for all purposes of the Credit Agreement, effective from the date hereof. The undersigned confirms that the representations and warranties set forth in Section 6 of the Credit Agreement are true and correct as to the undersigned as of the date hereof and the undersigned shall comply with each of the covenants set forth in Section 8 of the Credit Agreement applicable to it.

Without limiting the generality of the foregoing, the undersigned hereby agrees to perform all the obligations of a Guarantor under, and to be bound in all respects by the terms of, the Credit Agreement, including without limitation Section 11 thereof, to the same extent and with the same force and effect as if the undersigned were a signatory party thereto.

The undersigned acknowledges that this Agreement shall be effective upon its execution and delivery by the undersigned to the Administrative Agent, and it shall not be necessary for the Administrative Agent or any Lender, or any of their Affiliates entitled to the benefits hereof, to execute this Agreement or any other acceptance hereof. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois.

Very truly yours,

[NAME OF ~~BORROWER~~ SUBSIDIARY GUARANTOR]

By _____
    Name _____
    Title _____

ASSIGNMENT AND ACCEPTANCE

Dated _____, _____

Reference is made to the Amended and Restated Credit Agreement dated as of June 21, 2010 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*) among INTL FCStone Financial Inc. (f/k/a INTL FCStone Securities Inc., as successor by merger to FCStone, LLC), the Guarantors party thereto, the Lenders parties thereto, and Bank of Montreal, as Administrative Agent (the *"Administrative Agent"*). Terms defined in the Credit Agreement are used herein with the same meaning.

_____ (the *"Assignor"*) and
_____ (the *"Assignee"*) agree as follows:

1.   The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the amount and specified percentage interest shown on Annex I hereto of the Assignor's rights and obligations under the Credit Agreement as of the Effective Date (as defined below), including, without limitation, the Assignor's Commitments as in effect on the Effective Date and the Loans, if any, owing to the Assignor on the Effective Date.

2.   The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim, lien, or encumbrance of any kind; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary or the performance or observance by Holdings, the ~~Parent, the~~ Borrower or any ~~Borrower~~ Subsidiary of any of their respective obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto.

3.   The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered to the Lenders pursuant to Section 8.5(a) and (b) thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) appoints and authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Credit

Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender; and (v) specifies as its lending office (and address for notices) the offices set forth on its Administrative Questionnaire.

4.   As consideration for the assignment and sale contemplated in Annex I hereof, the Assignee shall pay to the Assignor on the Effective Date in Federal funds the amount agreed upon between them. It is understood that commitment and/or letter of credit fees accrued to the Effective Date with respect to the interest assigned hereby are for the account of the Assignor and such fees accruing from and including the Effective Date are for the account of the Assignee. Each of the Assignor and the Assignee hereby agrees that if it receives any amount under the Credit Agreement which is for the account of the other party hereto, it shall receive the same for the account of such other party to the extent of such other party's interest therein and shall promptly pay the same to such other party.

5.   The effective date for this Assignment and Acceptance shall be _____ (the *"Effective Date"*). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent and, if required, the Borrower.

6.   Upon such acceptance and recording, as of the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

7.   Upon such acceptance and recording, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Effective Date directly between themselves.

8.   This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of Illinois.

[ASSIGNOR LENDER]

By _____
    Name _____
    Title _____

[ASSIGNEE LENDER]

By _____
    Name _____
    Title _____

Accepted and consented this
____ day of _____

INTL FCSTONE, LLC FINANCIAL INC.

By _____
    Name_____
    Title_____

Accepted and consented to by the Administrative
 Agent this ___ day of _____

BANK OF MONTREAL,
as Administrative Agent

By _____
    Name_____
    Title_____

ANNEX I
TO ASSIGNMENT AND ACCEPTANCE

The assignee hereby purchases and assumes from the assignor the following interest in and to all of the Assignor's rights and obligations under the Credit Agreement as of the effective date.

FACILITY ASSIGNED	AGGREGATE COMMITMENT/LOANS FOR ALL LENDERS	AMOUNT OF COMMITMENT/LOANS ASSIGNED	PERCENTAGE ASSIGNED OF COMMITMENT/LOANS
Credit	$_____	$_____	_____%

COMMITMENT AMOUNT INCREASE REQUEST

_____, 20___

Bank of Montreal,
  as Administrative Agent (the
  "Administrative Agent") for the Lenders
  referred to below
115 South LaSalle Street
Chicago, Illinois 60603

Attention: Agency Services

Re: Amended and Restated Credit Agreement dated as of June 21, 2010 (together with all amendments, if any, hereafter from time to time made thereto, the *"Credit Agreement"*) by and among INTL FCStone Financial Inc. (f/k/a INTL FCStone Securities Inc., as successor by merger to FCStone, LLC), the Guarantors party thereto, the Lenders party thereto and the Administrative Agent

Ladies and Gentlemen:

In accordance with the Credit Agreement, the Borrower hereby requests that the Administrative Agent consent to an increase in the aggregate Commitments (the *"Commitment Amount Increase"*), in accordance with Section 1.12 of the Credit Agreement, to be effected by an increase in the Commitment of **[name of existing Lender(s)] [and] [the addition of [each of] [name of each new Lender] (the [each a] *"New Lender"*)** as a Lender under the terms of the Credit Agreement. Capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

After giving effect to such Commitment Amount Increase, the Commitment of the **[Lender(s)] [New Lenders]** shall be **[$_____.] [as follows:**

LENDER/NEW LENDER	**COMMITMENT AMOUNT**
_____	$_____
_____	$_____]

[Include paragraphs 1-4 for a New Lender]

1.   The New Lender hereby confirms that it has received a copy of the Loan Documents and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Revolving Loans and other extensions of credit thereunder. The **[Each]** New Lender acknowledges and agrees that it has made and will continue to make, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, its own credit analysis and decisions relating to the Credit Agreement. The **[Each]** New Lender further acknowledges and agrees that the Administrative Agent has not made any representations or warranties about the creditworthiness of the Borrower or any other party to the Credit Agreement or any other Loan Document or with respect to the legality, validity, sufficiency or enforceability of the Credit Agreement or any other Loan Document or the value of any security therefor.

2.   Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Administrative Agent, the **[each]** New Lender (i) shall be deemed automatically to have become a party to the Credit Agreement and have all the rights and obligations of a *"Lender"* under the Credit Agreement as if it were an original signatory thereto and (ii) agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto.

3.   The **[Each]** New Lender hereby advises you of the following administrative details with respect to its Revolving Loans and Commitment:

(A)   Notices:

Institution Name:_____
Address: _____
_____
Telephone: _____
Facsimile: _____

(B)   Payment Instructions:

[4.   The [Each] New Lender has delivered, if appropriate, to the Borrowers and the Administrative Agent (or is delivering to the Borrower and the Administrative Agent concurrently herewith) the tax forms referred to in Section 12.1 of the Credit Agreement.]*

THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACTUAL OBLIGATION UNDER, AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS.

The Commitment Amount Increase shall be effective when the executed consent of the Administrative Agent is received or otherwise in accordance with Section 1.12, of the Credit Agreement, but not in any case prior to _____, ____. It shall be a condition to the

---

* Insert bracketed paragraph if New Lender is organized under the law of a jurisdiction other than the United States of America or a state thereof.

effectiveness of the Commitment Amount Increase that all expenses referred to in Section 1.12 of the Credit Agreement shall have been paid.

The Borrower hereby certifies that no Default or Event of Default has occurred and is continuing.

Please indicate the Administrative Agent's consent to such Commitment Amount Increase by signing the enclosed copy of this letter in the space provided below.

Very truly yours,

INTL FCSTONE, ~~LLC~~ FINANCIAL INC.

By _____
    Name: _____
    Title: _____

[NEW LENDER/LENDER INCREASING ITS COMMITMENT]

By: _____
    Name: _____
    Title: _____

The undersigned hereby consents
on this __ day of _____,
_____ to the above-requested Commitment
Amount Increase.

BANK OF MONTREAL, as Administrative Agent

By: _____
    Name: _____
    Title: _____


SCHEDULE 1

COMMITMENTS


NAME OF LENDER	COMMITMENT
BMO Capital Markets Financing, Inc.	$75,000,000
TOTAL	$75,000,000

SCHEDULE 6.2

~~BORROWER~~ SUBSIDIARIES

NAME	~~JURISDICTION OF ORGANIZATION~~	~~PERCENTAGE OWNERSHIP~~	~~OWNER~~
~~FCStone Group, Inc.~~	~~Delaware~~	~~100%~~	~~International Assets Holdings Corporation~~
~~FCStone, LLC~~	~~Iowa~~	~~100%~~	~~FCStone Group, Inc.~~
~~FCC Futures, Inc.~~	~~Iowa~~	~~100%~~	~~FCStone, LLC~~
~~Westown Commodities LLC~~	~~Iowa~~	~~100%~~	~~FCStone, LLC~~

None.